[LOGO OF PECO]

Filed Pursuant to Rule 424(b)(4)

Registration No. 333-37566

5,000,000 Shares

Common Shares

                  PECO II, Inc. is offering 5,000,000 of its common shares. This is our initial public offering and no public market currently exists for our common shares. Our common shares have been approved for quotation on the Nasdaq National Market under the symbol “PIII”.

Investing in our common shares involves risks.
See “Risk Factors” beginning on page 6.

	Per Share	Total
Public Offering Price	$15.00	$75,000,000
Underwriting Discounts and Commissions	$ 1.05	$ 5,250,000
Proceeds to PECO II, Inc.	$13.95	$69,750,000

                  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  PECO II, Inc. has granted the underwriters a 30-day option to purchase up to an additional 750,000 common shares to cover over-allotments.

Robertson Stephens
CIBC World Markets

Needham & Company, Inc.

The date of this Prospectus is August 17, 2000
[Inside front cover - Four pictures representing each of our network segments are shown with the following respective textual labels: “Local/Long Distance,” “ Wireless,” “Broadband” and “Internet Service Provider”. Next to each network segment are photographs of representative products that are utilized by service providers in each segment. The top center of the inside front cover contains the text “PECO II, Inc.: Serving the Communications Network.”]

                You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common shares.

               Until September 11, 2000 (25 days after the commencement of the offering), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

               This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus carefully.

The Company

               We design, manufacture and market communications power systems and equipment and offer systems integration products and related services to the communications industry. A typical power system isolates the end-use equipment from fluctuations and variations inherent in utility supplied electric power and provides a clean and stable source of direct current, or DC, power. The products we offer include power systems, power distribution equipment, systems integration products and related support products and services, which we sell to communications service providers including local exchange carriers, long distance carriers, wireless service providers, Internet service providers and companies providing significant data transmission capabilities, otherwise known as broadband access providers. Our customers include several leading communications service providers like Bell Atlantic (including NYNEX), Broadwing (formerly IXC), Level 3 Communications, Lucent Technologies Inc., Nextel and Sprint.

               We believe we offer one of the most comprehensive product lines of power equipment in the communications infrastructure market. We draw on our broad range of power equipment products and expertise to custom design fully integrated power systems that meet the configuration requirements of our customers. Our power distribution equipment provides power to customer communications equipment. Through our systems integration business we provide complete built-to-order communications systems assembled pursuant to customer specifications. We further enable service providers to focus on their core competencies by offering additional services including equipment procurement, inventory management, power monitoring systems, applications software, engineering and installation management services and systems design assistance.

               The communications industry has experienced rapid growth in recent years, fueled largely by deregulation, competition, privatization, the growth of the Internet and other technological advances, including the convergence of voice, video and data communications. Specifically, increasing Internet usage, the increasing demand for wireless services and the emergence of broadband services have increased power requirements. As a result, communications service providers are making substantial capital expenditures on communications power equipment to build, upgrade and maintain their networks.

               We have nearly doubled our net sales from $48.3 million in 1997 to $92.0 million in 1999, and achieved $74.2 million in net sales in the six months ended June 30, 2000.

Our Competitive Strengths

               We believe our share of the communications infrastructure market and our overall net sales will continue to increase as a result of our:

•	customization capabilities;

•	broad lines of power equipment;

•	ability to provide systems integration products;

•	wide range of support services;

•	technological capabilities;

•	reputation for quality and reliability;

•	regional-based manufacturing and customer support centers; and

•	depth of knowledge, relationships and experience in the communications industry.

Our Strategy

               Our objective is to capitalize on the rapid growth in the global market for communications power equipment by increasing our market share and expanding the services and products we offer. Key elements of our strategy include:

•	building our network of regional centers;

•	expanding our systems integration business;

•	expanding our service capabilities;

•	investing in product line expansion;

•	pursuing our international growth opportunities; and

•	pursuing our selective strategic acquisitions.

Other Information

               Our principal executive offices are located at 1376 State Route 598, Galion, Ohio, 44833, and our telephone number is (419) 468-7600. Our website address is www.peco2.com. The information contained on our website is not a part of this prospectus.

The Offering

Common shares offered	5,000,000 shares

Common shares to be outstanding after the offering	19,837,850 shares

Use of proceeds
We will use the proceeds from this offering for repayment of bank indebtedness, capital expenditures, including establishing additional regional facilities, and general corporate purposes, including working capital and potential acquisitions.

Nasdaq National Market symbol	PIII

               The number of common shares to be outstanding after the offering is based on the number of shares outstanding as of June 30, 2000 and does not include 1,818,900 common shares issuable upon exercise of options outstanding as of June 30, 2000 at a weighted average exercise price of $6.73.

               Unless otherwise stated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option; and

•	a 50-for-1 forward split of our common shares to be effected immediately prior to the completion of this offering.

               All trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders.

SUMMARY CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

	Year Ended December 31,					Six Months Ended June 30,
	1995	1996	1997	1998	1999	1999	2000
	(unaudited)	(unaudited)				(unaudited)
Statement of Operations Data:
Net sales	$18,333	$29,441	$48,340	$57,801	$92,049	$36,764	$74,235
Cost of goods sold	12,548	21,314	32,813	39,226	65,671	26,515	51,449

Gross margin	5,785	8,127	15,527	18,575	26,378	10,249	22,786
Operating expenses:
Research, development and engineering	1,705	2,206	4,499	5,416	9,919	5,672	4,973
Selling, general and administrative	2,386	2,880	5,230	6,768	16,557	7,721	8,663

	4,091	5,086	9,729	12,184	26,476	13,393	13,636

Income (loss) from operations	1,694	3,041	5,798	6,391	(98)	(3,144)	9,150
Interest expense	182	288	276	276	818	257	825

Income (loss) before income taxes	1,512	2,753	5,522	6,115	(916)	(3,401)	8,325
Provision (benefit) for income taxes	546	969	2,083	2,354	(364)	(1,349)	3,331

Net income (loss)	$ 966	$ 1,784	$ 3,439	$ 3,761	$ (552)	$(2,052)	$ 4,994

Net income (loss) per common share:
Basic	$ 0.08	$ 0.14	$ 0.27	$ 0.28	$ (0.04)	$ (0.15)	$ 0.34

Diluted	$ 0.08	$ 0.14	$ 0.27	$ 0.25	$ (0.04)	$ (0.15)	$ 0.32

Weighted average number of common shares outstanding:
Basic	12,200	12,726	12,890	13,521	13,900	13,865	14,742
Diluted	12,200	13,129	12,890	14,765	13,900	14,249	15,625

	June 30, 2000
	Actual	As Adjusted
	(unaudited)
Balance Sheet Data:
Working capital	$26,369	$ 84,669
Total assets	82,759	137,877
Total long-term liabilities	17,263	5,074
Total shareholders’ equity	35,501	105,990

               The as adjusted column above reflects the sale of 5,000,000 common shares in this offering at an initial offering price of $15.00 per share after deducting the underwriting discount and estimated offering expenses that we will pay.

RISK FACTORS

               You should carefully consider the following risk factors and other information before deciding to invest in our common shares.

Risks Relating to Our Business

If growth in the communications industry slows, demand for our products could be significantly reduced, which would harm our revenue growth.

               A downturn in the communications industry could result in postponed network upgrades and reduced sales of our products and services. This would have the effect of reducing our future revenue from our current projections or from historical levels. Current growth in the communications industry is being driven primarily by expansion of Internet, broadband and wireless networks. Our future revenue growth depends in large part on the continued growth of these services as widely used mediums for commerce and communication.

Failure to manage our planned rapid growth could hurt our sales and earnings.

               Over the past few years, we have experienced rapid growth in our revenue and number of employees, which has strained our physical and personnel resources. We plan to continue to expand our operations rapidly, which will further strain our management, operational and financial resources. If we misjudge customer demand, make mistakes in deploying our financial or operational resources, or fail to maintain systems and controls necessary to support higher levels of business, our sales and earnings could be hurt. We will have to invest significantly in our internal control and information systems and our infrastructure to support our expansion. We will also need to hire many new management and hourly employees in almost all areas of our business, even though the number of our employees increased from 522 to 873 in 1999, and to 1,099 as of June 30, 2000.

We will lose revenue opportunities if we do not decrease the time it takes us to fill our customers’ orders.

               Unless we increase our manufacturing capacity to meet the increasingly shortened delivery schedules of our customers, we may lose potential sales from existing or new customers. A customer’s selection of power equipment is often based on which supplier can supply the requested equipment within a specified time period. We have lost orders because we could not meet a customer’s time schedule. During 1999, the amount of time it took us to fill a customer order increased from 4-6 weeks to approximately 8-10 weeks, and was approximately 6-8 weeks as of June 30, 2000. In addition, our backlog of unshipped customer orders was $23.7 million at December 31, 1999 and increased to $25.9 million at June 30, 2000.

A small number of customers account for a high percentage of our net sales, there are only a small number of potential major customers in our primary market, and the loss of a key customer could have a negative impact on our operating results and cause our stock price to decline.

               A few key customers account for most of our sales, and there are only a small number of potential significant customers for our products and services. The loss of any of our key customers or a deferral or reduction in their orders could result in lower than expected net sales and cause our stock price to decline. In 1999, sales to our ten largest customers accounted for approximately 72% of net sales. For the six months ended June 30, 2000, sales to our top ten customers rose to 75% of net sales. Almost all sales are made on the basis of purchase orders, and most of our customers are not obligated to purchase products or services from us. For example, recently, Bell Atlantic, one of our major customers, indicated that, beginning sometime in the third quarter of 2000, it will begin to perform its systems integration in-house and may cease purchasing our systems integration products. A substantial majority of our sales of systems integration products have been made to Bell Atlantic. Net sales from the sale of systems integration products to Bell Atlantic were approximately $12.8 million in 1999 and $7.9 million through the first six months of 2000.

We do not have employment agreements with any of our key employees, and, if any of them leave, it could be costly and time consuming to replace them.

               Our success depends to a significant extent on the continued service of our key technical, sales and senior management personnel. We do not have employment agreements with any of our key personnel, and they may leave us at any time. Should any of our management team leave us, it could be costly and time consuming to replace them. In particular, Matthew P. Smith, our president and chief executive officer, Allen Jay Cizner, our chief operating officer, John C. Maag, our chief financial officer, or Gary R. Corner, our chief information officer, could be difficult and expensive to replace. In addition, we do not have “key person” life insurance policies on any of our employees except for Mr. Smith.

Several key management employees have only recently joined us, and we cannot be certain that our management team will work together effectively in the future. If they do not work together effectively we may be unable to manage our growth and operations, and our growth may be limited.

               Several key members of our management team have joined us within the last year, including Mr. Cizner, Mr. Maag and Mr. Corner. This means that you have very little basis on which to judge their individual performance or whether they will work together effectively in the future. If they do not, our ability to execute our business strategy will be impaired and our financial and operational performance will suffer.

If we are unable to meet our additional capital needs in the future, we may miss expansion opportunities or find ourselves unable to respond to actions by our competitors, which could impair our competitive position and hurt sales and earnings.

               In the future, our competitive position could be impaired if we cannot raise capital when required and therefore we would not be able to take advantage of opportunities to expand our business either internally or through acquisitions. Additionally, our sales and earnings could suffer if we do not have the financial resources needed to respond to new product introductions or price reductions by our competitors.

We may fail to meet market expectations because of fluctuations in our quarterly operating results, which could cause our stock price to decline.

               Fluctuations in quarterly results could cause our results of operations in some future periods to be below the expectations of public market analysts and investors which could cause the price of our common shares to fall. Our net sales and operating results have varied from quarter to quarter and are likely to continue to fluctuate significantly in future periods. For example, we experienced an unexpected $1.8 million reduction in net sales between the third and fourth quarter of 1998 due to a deferral of orders by a major customer.

If we engage in acquisitions, we may experience difficulty assimilating the operations or personnel of the acquired companies, which could threaten the benefits we seek to achieve through acquisitions and our future growth.

               We do not have very much acquisition experience and the acquisitions that we have made have been small ones. If we make additional strategic acquisitions, we could have difficulty assimilating or retaining the acquired companies’ personnel or integrating their operations, equipment or services into our organization, which could disrupt our ongoing business, distract our management and employees and reduce or eliminate the financial or strategic benefits that we sought to achieve through the acquisition and threaten our future growth. Our limited acquisition experience increases the likelihood of any of these difficulties occurring.

Difficulties in expanding our international operations may hurt our sales and earnings.

               We have only recently begun to market our communications power equipment and related services internationally. As a result, we have limited experience addressing the risks of conducting business internationally. If we cannot effectively manage these risks, our sales and earnings may suffer, both because of poorer than expected international operations and the use of management and financial resources to develop this business. Risks of conducting business internationally that we may encounter include:

•	varying technology standards from country to country;

•	uncertain protection of intellectual property rights;

•	inconsistent regulations and unexpected changes in legislation or regulatory requirements;

•	currency fluctuations;

•	tariffs and other barriers and restrictions;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	political and economic instability;

•	linguistic and cultural differences; and

•	potentially adverse tax consequences.

Equipment problems may seriously harm our credibility and have a significant impact on our revenues, earnings and growth prospects.

               If we deliver defective equipment, if our equipment fails due to improper maintenance, or if our equipment is perceived to be defective, our reputation, credibility and equipment sales could suffer. Any of these consequences could have a serious effect on our sales, earnings and growth prospects. Communications service providers insist on high standards of quality and reliability from communications equipment suppliers. The equipment we make is inherently complex and can contain undetected software or hardware errors. Occasional maintenance is often necessary to keep this equipment functioning as designed. In addition, because our equipment is integrated with our customers’ equipment, it can be difficult to identify the source of a problem should one occur. Our equipment may be erroneously identified as the source of a problem caused by equipment other than our own. During 1999, we lost business from an established customer as a result of problems in the interface between a product manufactured by us pursuant to that customer’s specifications and the customer’s own equipment. The occurrence of defects, errors or failures, or perceived defects or errors, could also result in delays in installation, product returns, product liability and warranty claims and other losses to us or to our customers. While we may carry insurance policies covering these possible liabilities, these policies may not provide sufficient protection should a claim be asserted.

We may face litigation regarding the use of the trademark “PECO II,” which, if successful, could cause us to change our name and incur substantial expenses.

               We are currently involved in a dispute with The PECO Energy Company before the Trademark Trial and Appeal Board over our application for the registration of the trademark “PECO II.” The PECO Energy Company may institute a trademark infringement and dilution action in federal court seeking to enjoin our use of the name and mark PECO II and to obtain damages. If The PECO Energy Company were successful in enjoining our use of the name and mark PECO II, we would incur substantial expenses in order to change our name and develop a new trademark, and would lose substantial goodwill. In addition, a court could award damages and reasonable attorneys’ fees to The Peco Energy Company as part of its relief.

Risks Relating to our Industry

We will not remain competitive if we cannot keep up with a rapidly changing market.

               The market for the equipment and services we provide is characterized by rapid technological changes, evolving industry standards, changing customer needs and frequent new equipment and service introductions. Failure to keep up with these changes could impair our competitive position and hurt sales, earnings and our prospects for future growth. If we fail to adequately predict and respond to these market changes, our existing products or products in development could become obsolete in a relatively short time frame. Our future success in addressing the needs of our customers will depend, in part, on our ability to timely and cost-effectively:

•	respond to emerging industry standards and other technological changes;

•	develop our internal technical capabilities and expertise;

•	broaden our equipment and service offerings; and

•	adapt our products and services to new technologies as they emerge.

If emerging communication service providers are unable to effectively compete against established companies, demand for our products will be reduced.

               Some of our customers are emerging communications service providers that are spending large amounts of money to build their networks and roll out their services. If these companies have difficulty competing with established telecommunications companies, or in raising the large amounts of capital that they require, they may be forced to reduce capital spending, which would reduce demand for our products, and impair our growth prospects.

The need for our products to obtain certification and the high demand for lab time could reduce our revenue and earnings by impairing our ability to bring new products to markets.

               In addition to complying with regulatory requirements, many of our products are required to meet safety requirements. The time required to obtain approvals from certifying bodies may result in delays in new product introductions, which could delay or reduce anticipated revenue and earnings from those products. Typically, our products must be compliant with and certified by certain certifying agencies and bodies, including the Underwriters Laboratories, Canadian Safety Agency, European Conformity and, more recently, the Network Equipment Building Standard. Certification typically requires a company to secure lab time to perform testing on the equipment to be certified. It is often difficult to secure adequate lab time because there are a limited number of labs that are capable of providing certification services. We may not be able to obtain the regulatory approvals and certifications we need to sell our products on a timely basis, or at all.

The market for supplying equipment and services to communications service providers is highly competitive, and, if we cannot compete effectively, our ability to grow our business or even to maintain revenues and earnings at current levels, will be impaired.

               Competition among companies that supply equipment and services to communications service providers is intense. Increased competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced gross margins. This will impair our ability to grow or even to maintain our current levels of revenues and earnings. We currently face competition primarily from two larger established communications suppliers, Lucent Technologies Inc., which recently announced that it is seeking a buyer for its power systems business, and Marconi Communications. Together, we estimate, they currently possess greater than a 45% share of the DC telecommunications power equipment market. We also compete with a number of smaller competitors, many of which have developed market niches or who are attempting to leverage their general power equipment expertise into the communications market. Rapid technological developments within the communications industry have resulted in frequent changes to our group of competitors and have attracted new competitors into our market. Deregulation of the U.S. telecommunications industry also eliminated historic restrictions on regional bell operating companies’ ability to commercially manufacture the equipment we make.

               Several of our competitors have significantly greater financial and other resources than we do. For example, many of these competitors have the ability to provide customers with fully engineered, assembled and ready-to-use, or turnkey, communications networks and systems, including power systems, and purchase financing, an increasingly important element of the equipment market. We do not currently have the ability to provide turnkey systems, and, therefore, may lose orders of customers that prefer or demand turnkey communications systems.

Risks Related to the Purchase of our Shares in this Offering

There has been no prior public market for our common shares, and our stock price may decline below the IPO price and could be highly volatile.

               There has been no public market for our common shares and an active public market may not develop. If an active public market for our shares does not develop, you may be unable to sell any shares that you may purchase in this offering, and the price of our stock may decrease below the initial public offering price.

               The stock market in general, and the stock prices of technology and communications companies in particular, have experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. Because we serve the communications industry, we expect our stock price to be similarly volatile. Broad market and industry factors may reduce our stock price, regardless of our operating performance. Many of the additional factors that might cause volatility in our stock price are beyond our control. Some of these factors include:

•	changes in financial estimates by securities analysts;

•	changes in the economic performance or market valuations of other communications companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; an d

•	potential litigation.

               In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. The institution of securities class action litigation against us could result in substantial costs to us and a diversion of our management’s attention and resources.

Control by our executive officers and directors whose interests may differ from yours, may limit your ability to influence the outcome of director elections and other matters requiring stockholder approval and could result in a lower stock price.

               The interests of management shareholders may differ from your interests, particularly regarding potential changes in control. The amount of these shareholders’ ownership and their potentially differing interest from other shareholders generally could delay or prevent a change in control, even if the change of control would be at a premium price, or allow them to prevent other actions that you support. Actions like these could result in a lower stock price. Following the completion of this offering, our executive officers, directors and affiliates will beneficially own an aggregate of approximately 41.1% of our outstanding common shares. Exercise of stock options may increase the percentage ownership of these people. As a result, these shareholders will be able to significantly influence the outcome of matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.

Future sales of our common shares in the public market could cause our stock price to fall.

               Sales of a substantial number of common shares in the public market after this offering, or the perception that these sales may occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have 19,837,850 common shares outstanding. Restrictions under the securities laws and lock-up agreements limit the number of shares that may be sold immediately following the public offering. FleetBoston Robertson Stephens Inc., in its sole discretion, may release all or some portion of the shares subject to lock-up agreements. All of the common shares sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act of 1933, as amended, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act. The remaining 14,837,850 common shares outstanding after this offering will be available for sale at various times with 13,221,200 common shares, plus an additional 378,100 shares issuable upon the exercise of outstanding options, available for sale after the expiration of their initial 180 day lock-up period.

Our management’s broad discretion in the use of proceeds of this offering may result in an allocation of funds which harms our shareholders’ interests.

               We expect to use approximately $40.4 million of the net proceeds of the offering to repay bank indebtedness and for capital expenditures, including establishing additional regional manufacturing and assembly facilities, that we have budgeted over the next two years. Our management has broad discretion over the allocation of the balance of the net proceeds, and our decisions about how we use these proceeds may turn out to be poor ones and adversely affect your investment. Under Ohio law, directors are liable in damages for their decisions only if it is proven by clear and convincing evidence that they acted with deliberate intent to injure the corporation or with reckless disregard for its best interests, and we have agreed to indemnify our directors and offices to the fullest extent permitted by law. Therefore, your ability to obtain damages in the event of poor decisions regarding the proceeds of this offering may be extremely limited. Because of the number and variability of factors that will determine our use of these proceeds, how we spend the net proceeds may vary substantially from our current intentions. You will not have the opportunity to evaluate the economic, financial or other information on which our management bases its decisions on how to use the net proceeds or to approve these decisions.

The value of your investment will be diluted upon the consummation of the initial public offering.

               Based upon the initial public offering price of $15.00 per share, purchasers of the common shares in this offering will experience an immediate and substantial dilution in net tangible book value of $9.76 per common share purchased. To the extent outstanding options to purchase common shares are exercised, there may be further dilution. Dilution will reduce the per share value of our shares and reduce the proportionate ownership interest in our business. For more information, see “Dilution.”

Provisions in our charter documents and Ohio law may have anti-takeover effects which could result in a lower stock price.

               There are provisions in our articles of incorporation and code of regulations that could deter, delay or prevent a third party from acquiring us, even if a change in control would be beneficial to our shareholders. These provisions could limit the price that investors might be willing to pay in the future for our common shares. Provisions with possible anti-takeover effects include those which:

•	divide our board of directors into three classes;

•
authorize the issuance of preferred shares that can be created and issued by the board of directors without prior shareholder approval, commonly referred to as “blank check” preferred shares, with rights senior to those of common shares;

•	prohibit shareholder action by written consent; and

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at a meeting.

               In addition, applicable provisions of Ohio law restrict our ability to engage in certain business transactions with owners of 10% or more of our outstanding common shares. We are also subject to Section 1701.831 of the Ohio Revised Code, known as the Control Share Acquisition Act, which requires the prior approval of a majority of disinterested shareholders for acquisitions of specified percentages of our outstanding common shares. For more information, see “Description of Capital Stock-Anti-Takeover Effects of Articles of Incorporation, Code of Regulations and Ohio General Corporation Law.”

FORWARD-LOOKING STATEMENTS

               Some of the information in this prospectus contains forward-looking statements. You can find these statements under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus.

               We typically identify forward-looking statements by using terms, including “ may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or similar words, although we express some forward-looking statements differently. You should be aware that actual events could differ materially from those suggested in the forward-looking statements due to a number of factors, including:

•	the growth in the communications industry;

•	our ability to develop and market new products and product enhancements;

•	our ability to attract and retain customers;

•	our business strategy; and

•	competition and technological change.

               You should also consider carefully the statements under “Risk Factors” and other sections this prospectus, which address additional factors that could cause our actual results to differ from those in the forward-looking statements.

USE OF PROCEEDS

               Our net proceeds from the sale of the common shares in this offering will be approximately $68.6 million. If the underwriters fully exercise their over-allotment option, our net proceeds from the offering will be $79.0 million. “Net proceeds” are what we expect to receive after paying the underwriters’ discount and commissions and other expenses of the offering based on an initial public offering price of $15.00 per share.

               We expect to use approximately $13.4 million of the net proceeds of the offering to repay the following bank indebtedness:

•	$5.4 million under a revolving loan facility, which expires on April 30, 2002 and bears interest at an annual rate equal to LIBOR plus 2.0% (8.69% at June 30, 2000);

•	$4.3 million under a term loan which matures on October 15, 2004 and bears interest at an annual rate equal to LIBOR plus 2.0% (8.69% at June 30, 2000);

•	$3.0 million under a loan for current capital expenditures which matures on April 30, 2001 and bears interest at an annual rate equal to LIBOR plus 2.0% (8.69% at June 30, 2000) and

•	$708,750 under a term loan which matures on June 30, 2003 and bears interest at an annual rate equal to LIBOR plus 2.0% (8.69% at June 30, 2000).

               We intend to use approximately $27.0 million of the proceeds over the next two years for capital expenditures, including establishing additional regional manufacturing and assembly facilities. We have not identified any specific expenditures that will be made with the remaining net proceeds of this offering, but we intend to use the proceeds for general corporate purposes, including working capital and potential acquisition or investment opportunities in complimentary businesses, services or products which can extend or increase the geographic reach, customer base or breadth of product offerings of our existing businesses. We currently have no commitments or agreements, nor are we engaged in negotiations, with respect to any possible acquisitions or investments.

               Pending use, we will invest the net proceeds of the offering in investment grade, interest-bearing marketable securities.

DIVIDEND POLICY

               We do not currently plan to pay dividends. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon our financial condition, operating results, capital requirements and other factors the board of directors deems relevant. We plan to retain earnings for use in the operation of our business and to fund future growth. Since our inception in 1988, our board of directors has approved only one dividend to shareholders, in the amount of $0.005 per share in January 1998. Our current loan agreement restricts our ability to pay cash dividends of more than $100,000 in any fiscal year.

CAPITALIZATION

               The following table shows:

•	our actual capitalization on June 30, 2000; and

•	our capitalization assuming the completion of the offering at the initial public offering price of $15.00 per share and the use of the net proceeds as described under “Use of Proceeds.”

	June 30, 2000
	Actual	As Adjusted
	(In thousands, except share data)
Cash	$ 1,664	$ 56,782

Short-term debt, including current portion of long-term debt	$ 1,971	$ 728

Long-term debt, less current portion	$17,263	$ 5,074

Shareholders’ equity(1):
Preferred shares, without par value; 5,000,000 shares authorized; none issued or outstanding
Common shares, without par value; 50,000,000 shares authorized; 14,837,850 shares issued and outstanding actual; 19,837,850 shares issued and outstanding as adjusted	$ 1,882	$ 2,516
Additional paid-in capital	18,293	88,148
Retained earnings	15,326	15,326

Total shareholders’ equity	35,501	105,990

Total capitalization	$52,764	$111,064

(1)
The number of common shares and preferred shares presented in this table gives effect to our Amended and Restated Articles of Incorporation which increases our authorized common shares from 450,000 to 50,000,000 and authorizes for the first time preferred shares. The number of common shares outstanding does not include 1,818,900 common shares issuable upon the exercise of options outstanding as of June 30, 2000 at a weighted average exercise price of $6.73 per share.

DILUTION

               Our net tangible book value as of June 30, 2000 was approximately $33.5 million or $2.26 per common share. Net tangible book value represents total assets minus the sum of liabilities and intangible assets. Net tangible book value per share represents net tangible book value divided by the number of common shares outstanding.

               After giving effect to the sale of common shares that we are offering at an initial public offering price of $15.00 per share, and the receipt of the estimated net proceeds by us, our pro forma net tangible book value as of June 30, 2000 would have been approximately $104.0 million or $5.24 per share. This represents an immediate increase in the net tangible book value of $2.98 per share to the existing shareholders and an immediate dilution of $9.76 per share to new shareholders purchasing common shares in this offering.

               The following table illustrates the pro forma increase in net tangible book value of $2.98 per share and the dilution, which is the difference between the initial public offering price and net tangible book value per share, to new investors:

Initial public offering price per share		$15.00
Net tangible book value per share as of June 30, 2000	$2.26
Increase in net tangible book value per share attributable to the offering	2.98

Pro forma net tangible book value per share as of June 30, 2000 after giving effect to the offering		5.24

Dilution per share to new investors in the offering		$ 9.76

               The following table shows, on a pro forma basis as of June 30, 2000, the difference between existing shareholders and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share.

	Shares Purchased(1)		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	14,889,050	74.9%	$ 6,881,223	8.4%	$ 0.46
New investors	5,000,000	25.1%	75,000,000	91.6%	$15.00

Total	19,889,050	100.0%	$81,881,223	100.0%

(1)
Includes 51,200 common shares reserved for issuance upon the exercise of options at a weighted average exercise price of $1.96 per share that our executive officers and directors have the right to acquire as of the date hereof. Excludes 1,767,700 common shares reserved for issuance upon the exercise of options at a weighted average exercise price of $7.57 per share held by persons who are not our affiliates. To the extent that these options are exercised, new investors will be further diluted.

SELECTED CONSOLIDATED FINANCIAL DATA

               This section presents our selected historical consolidated financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements. The selected data in this section is not intended to replace the financial statements.

               We derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999, and balance sheet data as of December 31, 1998 and 1999 from the audited financial statements in this prospectus. We derived the balance sheet data as of December 31, 1997 from audited financial statements that are not included in this prospectus. Those financial statements were audited by Arthur Andersen LLP, independent auditors. We derived the statement of operations data for the years ended December 31, 1995 and 1996, and balance sheet data as of December 31, 1995 and 1996 from unaudited financial statements that are not included in this prospectus. We derived the statement of operations data for the six months ended June 30, 1999 and 2000, and balance sheet data as of June 30, 2000 from unaudited financial statements included in this prospectus. Our management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments.

	Year Ended December 31,					Six Months Ended June 30,
	1995	1996	1997	1998	1999	1999	2000
	(unaudited)	(unaudited)				(unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$18,333	$29,441	$48,340	$57,801	$92,049	$36,764	$74,235
Cost of goods sold	12,548	21,314	32,813	39,226	65,671	26,515	51,449

Gross margin	5,785	8,127	15,527	18,575	26,378	10,249	22,786
Operating expenses:
Research, development and engineering	1,705	2,206	4,499	5,416	9,919	5,672	4,973
Selling, general and administrative	2,386	2,880	5,230	6,768	16,557	7,721	8,663

	4,091	5,086	9,729	12,184	26,476	13,393	13,636

Income (loss) from operations	1,694	3,041	5,798	6,391	(98)	(3,144)	9,150
Interest expense	182	288	276	276	818	257	825

Income (loss) before income taxes	1,512	2,753	5,522	6,115	(916)	(3,401)	8,325
Provision (benefit) for income taxes	546	969	2,083	2,354	(364)	(1,349)	3,331

Net income (loss)	$ 966	$ 1,784	$ 3,439	$ 3,761	$ (552)	$(2,052)	$ 4,994

Net income (loss) per common share:
Basic	$ 0.08	$ 0.14	$ 0.27	$ 0.28	$ (0.04)	$ (0.15)	$ 0.34

Diluted	$ 0.08	$ 0.14	$ 0.27	$ 0.25	$ (0.04)	$ (0.15)	$ 0.32

Weighted average number of common shares outstanding:
Basic	12,200	12,726	12,890	13,521	13,900	13,865	14,742
Diluted	12,200	13,129	12,890	14,765	13,900	14,249	15,625

	December 31,					June 30, 2000
	1995	1996	1997	1998	1999
	(unaudited)	(unaudited)				(unaudited)
	(In thousands)
Balance Sheet Data:
Working capital	$2,748	$ 3,756	$ 5,300	$10,487	$24,329	$26,369
Total assets	9,799	15,120	22,698	32,088	68,798	82,759
Total long-term liabilities	1,258	1,454	1,274	5,653	21,194	17,263
Total shareholders’ equity	4,044	5,697	9,611	15,531	27,538	35,501

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               You should read this discussion together with the financial statements and other financial information included in this prospectus.

Overview

               We design, produce, assemble and market a broad line of power systems, monitoring systems and systems integration products for the communications industry. Our products and services are used by communications service providers in the local exchange, long distance, wireless, Internet and broadband communications markets.

               We were incorporated in May 1988. In December 1988, we purchased assets from the Power Equipment division of ITT, including the Galion, Ohio manufacturing facility and surrounding land, machinery, product designs and other business property. The ITT Power Equipment division, and its predecessors, had been engaged in the manufacturing and sale of power equipment for the communications industry since 1934, including continuous operations at the Galion manufacturing facility from 1955 through 1988, just prior to our acquisition.

               Our financial statements include the consolidated operating results of two wholly owned subsidiaries: Apex Telecommunications Manufacturing, Inc., which was acquired in September 1995, and EDA Industries, Inc., which was acquired in October 1998. Both acquisitions were accounted for as purchases. Accordingly, for financial statement purposes, the purchase price, including liabilities assumed, has been allocated to the assets acquired using the estimated fair market value. Goodwill acquired in the purchase of EDA was $2.2 million which is being amortized over 20 years on a straight line basis.

               Net Sales.    Our net sales are generated primarily from the sales of our products and related services. Net sales are recognized as products are shipped or as services are provided. Many of our products are purchased as part of our customers’ capital expenditure budgets which can vary depending on their infrastructure expansion cycles and availability of financing. The level of our sales can fluctuate from quarter to quarter as customers accelerate or postpone their capital expenditure programs.

               Net sales from our systems integration business have grown as a result of the trend in recent years toward outsourcing in the communications industry. However, the level of systems integration net sales will be subject to fluctuations based on customers’ decisions concerning outsourcing their systems integration work. For example, recently one of our major customers indicated that, beginning sometime in the third quarter of 2000, it will begin performing its systems integration in-house and may cease purchasing our systems integration products. A substantial majority of our sales of systems integration products have been made to this customer. Net sales from sales of systems integration products to this customer were approximately $12.8 million in 1999 and $7.9 million in the first six months of 2000. However, we believe that we will be able to make up a substantial portion of these net sales by taking advantage of other available opportunities which we did not previously have the excess capacity to undertake.

               Our products generally carry a two year warranty from the date of purchase. A reserve for estimated warranty costs is recognized at the time product revenue is recognized.

               Cost of Goods Sold.    Cost of goods sold consists of the costs for purchased components and direct materials cost for internally manufactured components, compensation and employee benefits for manufacturing personnel and purchasing and manufacturing overhead costs.

               Gross Margin.    Gross margin is affected by many factors including product mix, cost factors including component costs, commodity and raw materials costs and internal and external manufacturing costs and labor and capacity efficiencies associated with production volumes. We are also affected by pricing pressures. Market pressure to decrease prices has been moderated somewhat by the degree of customization of our products for our customers’ requirements.

               Research, Development and Engineering.    Research, development and engineering expense consists primarily of wages and employee benefits for engineering personnel and costs relating to the design and prototyping of new products, enhancements to existing products and customization of products for our customers. Research, development and engineering expenditures are expected to increase in the future in absolute terms, but decrease as a percent of sales.

               Selling, General and Administrative.    Selling, general and administrative expense consists primarily of wages and benefits, as well as expenses related to administrative and support activities. Selling, general and administrative expense also includes the amortization of acquired goodwill principally from the EDA acquisition.

               Stock Compensation.    Non-qualified stock options are granted to our employees as incentive compensation. We have historically provided liquidity for holders who exercise their options during the year by allowing them to sell shares back to us. The option transfer price has historically been established by our board of directors periodically utilizing a formula or by a third-party market transaction. The increase in value of the outstanding options has been recorded in the accounts as a compensation charge in the appropriate line item based on the nature of the employee who received the benefit. We will cease to provide the liquidity option upon the completion of the initial public offering. As a result, we will no longer be required to record a charge to earnings for the annual changes in the value of the outstanding stock options. In addition, we have recorded compensation for unexercised options or shares granted to employees prior to the effective date of the offering.

Results of Operations

               The following table shows, for the periods indicated, selected items from our consolidated statement of operations, as a percentage of net sales:

	Year Ended December 31,					Six Months Ended June 30,
	1995	1996	1997	1998	1999	1999	2000
	(unaudited)	(unaudited)				(unaudited)
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	68.4	72.4	67.9	67.9	71.3	72.1	69.3

Gross margin	31.6	27.6	32.1	32.1	28.7	27.9	30.7
Operating expenses:
Research, development and engineering	9.3	7.5	9.3	9.4	10.8	15.4	6.7
Selling, general and administrative	13.1	9.8	10.8	11.6	18.0	21.1	11.7

	22.4	17.3	20.1	21.0	28.8	36.5	18.4

Income (loss) from operations	9.2	10.3	12.0	11.1	(0.1)	(8.6)	12.3
Interest expense	1.0	1.0	0.6	0.5	0.9	0.7	1.1

Income (loss) before income taxes	8.2	9.3	11.4	10.6	(1.0)	(9.3)	11.2
Provision (benefit) for income taxes	3.0	3.3	4.3	4.1	(0.4)	(3.7)	4.5

Net income (loss)	5.2%	6.0%	7.1%	6.5%	(0.6)%	(5.6)%	6.7%

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

               Net Sales.    Net sales increased $37.5 million, or 101.9%, to $74.2 million for the six months ended June 30, 2000 from $36.8 million for the six months ended June 30, 1999. This increase was primarily the result of unit volume increases due to increased demand for our products and services. As of June 30, 2000, our sales backlog, which represents total dollar volume of firm sales orders not yet recognized as revenue, had increased to $25.9 million from $23.7 million at December 31, 1999.

               Gross Margin.    Gross margin dollars increased $12.6 million to $22.8 million in the six months ended June 30, 2000 as compared to $10.2 million for the six months ended June 30, 1999. Gross margin as a percentage of net sales increased to 30.7% for the six months ended June 30, 2000 compared to 27.9% in the comparable prior year period. The margin percentage was lower in the first half of 1999 due to higher stock compensation costs of $3.1 million. Also the manufacturing expansion at the Nashua and Dallas operating centers in the latter part of 1999 contributed to higher operating costs in the first six months of 2000.

               Research, Development and Engineering.    Research, development and engineering expense decreased to $5.0 million in the six months ended June 30, 2000 from $5.7 million in the six months ended June 30, 1999, representing a decrease of $0.7 million. The decrease in research, development and engineering expense resulted primarily from higher stock compensation costs in the first half of 1999. As a percentage of net sales, research, development and engineering expense declined to 6.7% in the six months ended June 30, 2000 from 15.4% in the comparable prior year period.

               Selling, General and Administrative.    Selling, general and administrative expense increased to $8.7 million in the six months ended June 30, 2000 from $7.7 million in the six months ended June 30, 1999, representing an increase of $1.0 million. The increase resulted from an expansion of our international and field sales forces which resulted in a compensation effect of $1.6 million, as well as from an increase in direct selling expenses which are proportionate to sales. We also added administrative staff throughout 1999 and the first six months of 2000 due to growth at all locations which resulted in a compensation effect of $1.7 million. These increases were offset by a $2.2 million decrease in stock compensation expense. As a percentage of net sales, selling, general and administrative expense declined to 11.7% in the six months ended in June 30, 2000 from 21.1% in comparable prior year period.

               Interest Expense.    Interest expense increased to $0.8 million in the six months ended June 30, 2000 from $0.3 million in the first half of the prior year. The increase was due primarily to increased borrowing during the first half of 2000 to finance working capital and capital expenditures.

               Income Taxes.    In the first half of 2000, our effective income tax rate increased marginally to 40.0% in the six months ended June 30, 2000 from 39.7% in the first half of the prior year.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

               Net Sales.    Net sales increased $34.2 million, or 59.2%, to $92.0 million for the year ended December 31, 1999 from $57.8 million for the year ended December 31, 1998 resulting from unit volume increases due to continued demand for our products and services. As of December 31, 1999, our sales backlog had increased to $23.7 million from $6.5 million as of December 31, 1998.

               Gross Margin.    Gross margin dollars increased $7.8 million to $26.4 million in 1999 from $18.6 million in 1998. Gross margin as a percentage of net sales decreased to 28.7% in 1999 from 32.1% in the prior year. The margin increase resulted from a shift in 1999 to more sales of higher margin equipment and system integration products and less sales of lower margin engineering and installation services. Gross margins as a percentage of sales decreased due to $4.4 million in stock compensation expense. Margins in 1999 were also negatively impacted by warranty expense which increased to $1.6 million from $0.5 million in 1998. The increase was attributable to volume increases as well as two specific product claims in the aggregate amount of $0.5 million which are not expected to reoccur in the future.

               Research, Development and Engineering.    Research, development and engineering expense increased to $9.9 million in 1999 from $5.4 million in 1998, representing an increase of $4.5 million. The increase in research, development and engineering expense resulted primarily from the establishment of the Worthington research and development facility at the end of 1998, increases in software development and engineering staff and higher stock compensation costs in 1999. As a percentage of net sales, research, development and engineering expense increased to 10.8% in 1999 from 9.4% in 1998.

               Selling, General and Administrative.    Selling, general and administrative expense increased to $16.6 million in 1999 from $6.8 million in 1998, representing an increase of $9.8 million. The increase resulted from expansion of our international and field sales forces which resulted in a compensation effect of $1.2 million, as well as from an increase in direct selling expenses which are proportionate to sales. We also added administrative staff in 1999 due to growth at all locations which resulted in a compensation effect of $0.6 million. Stock compensation expense increased $6.4 million. As a percentage of net sales, selling, general and administrative expense increased to 18.0% in 1999 from 11.6% in 1998.

               Interest Expense.    Interest expense increased to $0.8 million in 1999 from $0.3 million in 1998, representing an increase of $0.5 million. The increase was caused by increased borrowing during the year to finance working capital and capital expenditures, as well as an increase in the effective interest rate to 7.8% from 7.3%.

               Income Taxes.    Our effective income tax rate increased to 39.8% in 1999 from 38.5% in 1998 due to the higher corporate tax bracket resulting from increased earnings and state taxes attributable to growth and expansion.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

               Net Sales.    Net sales increased $9.5 million, or 19.7%, to $57.8 million for the year ended December 31, 1998 from $48.3 million for the year ended December 31, 1997 resulting from unit volume increases due to continued demand for our products and services. As of December 31, 1998, our sales backlog decreased to $6.5 million from $12.7 million as of December 31, 1997.

               Gross Margin.    Gross margin dollars increased $3.1 million to $18.6 million in 1998 from $15.5 million in 1997. Gross margin as a percentage of net sales remained flat at 32.1%.

               Research, Development and Engineering.    Research, development and engineering expense increased to $5.4 million in 1998 from $4.5 million in 1997, representing an increase of $0.9 million. As a percentage of net sales, research, development and engineering expense increased to 9.4% in 1998 from 9.3% in 1997. The increase resulted primarily from our continued investment in expanding and improving our product lines through the application of new technology, including continued development of our valve regulated lead acid battery management system, or VMS.

               Selling, General and Administrative.    Selling, general and administrative expense increased to $6.8 million in 1998 from $5.2 million in 1997, representing an increase of $1.6 million. As a percentage of net sales, selling, general and administrative expense increased to 11.6% in 1998 from 10.8% in 1997. This was due primarily to the expansion of the field sales marketing group and the establishment and staffing of an international sales department which resulted in a compensation effect of $0.7 million. Additional administrative personnel were also added in 1998 to support our continuing growth and resulted in a compensation effect of $0.7 million.

               Interest Expense.    Interest expense remained constant at $0.3 million in 1998 and 1997. As a percentage of net sales, interest expense decreased to 0.5% in 1998 from 0.6% in 1997 primarily as a result of the increase in net sales in 1998 over 1997.

               Income Taxes.    Our effective income tax rate increased to 38.5% in 1998 from 37.7% in 1997 due primarily to increased state taxes resulting from our continuing growth.

Quarterly Results of Operations

               The following table shows unaudited quarterly results of operations in dollar amounts and as a percentage of net sales for the period indicated. We have prepared this quarterly information on a basis consistent with the audited consolidated financial statements and we believe it includes all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information shown. Our quarterly operating results may fluctuate significantly as a result of a variety of factors and operating results for any quarter are not necessarily indicative of results for a full year.

	Three Months Ended
	June 30, 1998	Sept. 30, 1998	Dec. 31, 1998	March 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	March 31, 2000	June 30, 2000
	(unaudited) (In thousands)
Statement of Operations Data:
Net sales	$14,308	$16,470	$14,720	$15,343	$21,421	$24,825	$30,460	$34,964	$39,271
Cost of goods sold	9,315	11,040	10,173	9,588	16,927	17,536	21,620	23,836	27,613

Gross margin	4,993	5,430	4,547	5,755	4,494	7,289	8,840	11,128	11,658
Operating expenses:
Research, development and engineering	1,320	1,278	1,629	1,697	3,975	2,267	1,980	2,566	2,407
Selling, general and administrative	1,658	1,678	1,968	2,088	5,633	5,495	3,341	4,176	4,487

	2,978	2,956	3,597	3,785	9,608	7,762	5,321	6,742	6,894

Income (loss) from operations	2,015	2,474	950	1,970	(5,114)	(473)	3,519	4,386	4,764
Interest expense	73	108	50	110	147	201	360	429	396

Income (loss) before income taxes	1,942	2,366	900	1,860	(5,261)	(674)	3,159	3,957	4,368
Provision (benefit) for income taxes	748	910	347	733	(2,092)	(266)	1,261	1,583	1,748

Net income (loss)	$ 1,194	$ 1,456	$ 553	$ 1,127	$(3,169)	$ (408)	$ 1,898	$ 2,374	$ 2,620

As a Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	65.1	67.0	69.1	62.5	79.0	70.6	71.0	68.2	70.3

Gross margin	34.9	33.0	30.9	37.5	21.0	29.4	29.0	31.8	29.7
Operating expenses:
Research, development and engineering	9.2	7.8	11.1	11.1	18.6	9.1	6.5	7.4	6.1
Selling, general and administrative	11.7	10.2	13.4	13.6	26.3	22.2	11.0	11.9	11.5

	20.9	18.0	24.5	24.7	44.9	31.3	17.5	19.3	17.6

Income (loss) from operations	14.0	15.0	6.4	12.8	(23.9)	(1.9)	11.5	12.5	12.1
Interest expense	0.5	0.7	0.3	0.7	0.7	0.8	1.2	1.2	1.0

Income (loss) before income taxes	13.5	14.3	6.1	12.1	(24.6)	(2.7)	10.3	11.3	11.1
Provision (benefit) for income taxes	5.2	5.5	2.3	4.8	(9.8)	(1.1)	4.1	4.5	4.5

Net income (loss)	8.3%	8.8%	3.8%	7.3%	(14.8)%	(1.6)%	6.2%	6.8%	6.6%

Liquidity and Capital Resources

               Our primary liquidity needs are for working capital, capital expenditures and investments, including strategic acquisitions. As we continue to grow, our working capital needs will continue to increase. Our investment in inventories and accounts receivables was $16.3 million, $19.9 million and $41.8 million at December 31, 1997, 1998 and 1999, respectively, and $51.2 million at June 30, 2000. Our capital expenditures, exclusive of acquisitions, were $1.1 million, $2.7 million and $9.4 million in 1997, 1998 and 1999, respectively, and $2.4 million for the six months ended June 30, 2000. We have budgeted $17.0 million in 2000 in connection with capital expenditures principally related to new and expanded regional operating centers, including related real property and machinery and equipment. We have completed two acquisitions since inception with a combined consideration of $3.0 million, approximately $1.5 million of which was cash and the balance was newly issued common shares.

               Since inception, we have funded our liquidity needs primarily from cash flow from operations, borrowings under our debt facilities and, to a lesser extent, from capital leases and the issuance of capital stock. Cash flows provided by (used in) operating activities were $2.1 million, $1.5 million and ($6.1) million in 1997, 1998 and 1999, respectively, and $6.2 million for the six months ended June 30, 2000. In 1999, we acquired real estate in Nashua, New Hampshire at a cost of $3.5 million, which was financed with the proceeds from an industrial development bond. The terms of the industrial revenue bond include payments of principal and interest due monthly over the next twenty years. The interest rate is variable and is recalculated weekly, however, in no event can the rate exceed 12.0% per annum.

               In April 2000, we amended our loan and security agreement with Huntington Bank that provides borrowings under a revolving loan of up to $20.0 million subject to limitations on eligible accounts receivable and inventory. As of June 30, 2000, $5.4 million was borrowed under this revolving loan.

               Also outstanding under this agreement was a loan for current capital expenditures of $3.0 million and two term loans with a combined balance of $5.0 million. The agreement contains financial covenants that include minimum levels of working capital, net worth and limitations on dividends and capital expenditures. As of June 30, 2000, we complied with all covenants.

               We do not currently plan to pay dividends, but rather to retain earnings for use in the operation of our business and to fund future growth.

               We anticipate significant increases in working capital in the future primarily as a result of increased sales. We will also continue to spend significant amounts of capital on property and equipment related to the expansion of our corporate headquarters, regional operating centers, manufacturing machinery and equipment and research, development and engineering costs to support our growth.

               We believe that cash and cash equivalents, net proceeds from this offering and anticipated cash flow from operations will be sufficient to fund our working capital and capital expenditure requirements for at least the next 24 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity needs, we might need to raise additional funds through public or private financing, strategic relationships or other arrangements. We cannot assure you that additional funding, if needed, will be available or will be available on terms that we believe are attractive. If we fail to raise capital when needed, it could harm our business. If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders would be reduced.

Recent Accounting Pronouncements

               In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the balance sheet, and the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. We do not currently hold derivative instruments or engage in hedging activities.

Qualitative and Quantitative Disclosure About Market Risk

               We are exposed to the impact of interest rate changes and, to a lesser extent, foreign currency fluctuations. We have not entered into interest rate or foreign currency transactions for speculative purposes or otherwise. Our foreign currency exposures were immaterial as of June 30, 2000.

               Our primary interest rate risk exposure results from floating rate debt including our revolving loan facility. As of June 30, 2000, all of our long-term debt consisted of floating rate debt. If interest rates were to increase 100 basis points (1%) from June 30, 2000 rates, and assuming no changes in long-term debt from the June 30, 2000 levels, the additional annual expense to us would be immaterial to our results of operations. We intend to substantially reduce our long-term debt with the proceeds from this offering. We currently do not hedge our exposure to floating interest rate risk.

BUSINESS

Overview

               We design, manufacture and market communications power systems and equipment and offer systems integration products and related services to the communications industry. The products we offer include power systems, power distribution equipment, systems integration products and related support products and services. Our power systems provide a primary supply of power to support the infrastructure of communications service providers including local exchange carriers, long distance carriers, wireless service providers, Internet service providers and broadband access providers. Our power distribution equipment directs this power to specific customer communications equipment. Our systems integration business provides complete built-to-order communications systems assembled pursuant to customer specifications. Our related products and services include power monitoring systems, applications software, engineering and installation management and customized products to meet customer needs. Our customers include several leading communications service providers like Bell Atlantic (including NYNEX), Broadwing (formerly IXC), Level 3 Communications, Lucent Technologies Inc., Nextel and Sprint.

               The communications industry has experienced significant growth in the last few years, fueled largely by deregulation, competition, privatization, the growth of the Internet and other technological advances, including the convergence of voice, video and data communications. We believe we offer one of the most comprehensive product lines of power equipment in the communications infrastructure market, and we believe we are well positioned to continue to capitalize on the rapid industry growth.

               We believe our share of the communications infrastructure market and our overall net sales will continue to increase as a result of our:

•	ability to provide customized integrated power systems designed to meet customer specifications;

•	continuous efforts to offer one of the broadest lines of power equipment;

•	ability to provide systems integration products;

•	wide range of services supporting our products;

•	ability to develop and employ leading technology;

•	reputation for quality and reliability;

•	regional-based approach to manufacturing and customer support, including engineering, sales and service implemented through our nationwide sales force; and

•	depth of knowledge, relationships and experience in the communications industry.

               We entered the communications power market in 1988 through our purchase of the assets of ITT’s communications power product business. ITT and its predecessors had been designing and manufacturing communications power systems since 1934.

The Changing Communications Market

               The communications industry has experienced rapid change in recent years as deregulation and privatization have fueled competition and fostered the entry of new competitors. In addition, advances in technology have allowed communications service providers to offer a more varied range of services. In particular, increasing Internet usage, the emerging demand for broadband services and the increasing demand for wireless services have contributed to the growth in the communications industry. These technological advances have required significant upgrades to existing systems and the continued development of higher performance equipment to meet the demands of these newly upgraded systems and the customers who utilize them.

                The Internet revolution is a key factor in the growth of the communications industry. In its report “The Global Market Forecast for Internet Usage and Commerce: Based on Internet Commerce Market Model,™ Version 5,” the International Data Corporation estimates that the number of worldwide Internet users will grow from 240 million in 1999 to 602 million in 2003 and estimates that the number of web pages worldwide will grow from approximately 2.1 billion in 1999 to 16.5 billion in 2003. With the significant growth in Internet traffic, service providers must continually upgrade their infrastructures, including their power and communications transport facilities, to handle both the increased traffic and the increasing variety of data flowing over existing lines. As a result of deregulation, a number of broadband service providers offering subscribers bundled multimedia communications services have entered the market. These new broadband service providers must purchase infrastructure in order to deliver their services. The increasing demand for wireless services is also an important factor in industry growth. According to the website (www.itu.int) of the International Telecommunications Union, or ITU, the number of mobile cellular subscribers is expected to grow from 318 million in 1998 to 750 million in 2002. The number of traditional fixed telephone lines worldwide is expected to grow from 838 million in 1998 to 1.05 billion in 2002. In addition to the increase in the number of wireless and traditional telephone lines, the amount of data flowing over each wireless or fixed line is increasing as more consumers demand a combination of voice, video and data services. The ITU estimates that the global telecommunications equipment market will grow from approximately $260 billion in 1998 to $375 billion in 2002. Although the segment of the market in which we operate, the power equipment and related services segment, represents a fraction of the overall communications equipment market, we believe that the growth in this segment will largely follow these broader market trends.

               Historically, communications power equipment and services were required by a limited number of telephony service providers. However, as a result of the changes in the communications industry, highly reliable power equipment is now used by a wide variety of existing and emerging service providers, including:

•
Incumbent local exchange carriers, or ILECs, which provided local telephone service on an exclusive basis prior to deregulation, and include independent local exchange carriers and regional bell operating companies, or RBOCs;

•
Competitive local exchange carriers, or CLECs, which, since deregulation, compete with ILECs to provide local communications service and include broadband service providers that offer a package of communications services;

•	Long distance telephone service providers;

•	Internet service providers that offer access to the Internet;

•	Backbone providers with high-bandwith networks capable of transmitting a wide range of frequencies that other service providers use to transport voice, video and data;

•
Wireless service providers, including cellular service providers, personal communications services, or PCS, companies, paging operators and specialized mobile radio operators that offer wireless communications services similar to cellular; and

•	Consortium service providers that offer network management, billing and settlement services to other service providers.

               These service providers are making substantial capital expenditures on communications power equipment to build, upgrade and maintain their networks.

               The following trends are driving demand for communications power systems and related services:

•
Increased Carrier Competition.    Global deregulation has changed the communications industry and created significant new opportunities. In this increasingly competitive environment, we believe both traditional and emerging service providers will continue to devote significant financial resources to build, upgrade and maintain their networks, resulting in an increase in demand for power systems and services.

•
Increased Demand Among Businesses and Consumers.    The demand among businesses and consumers for communications services has increased dramatically in recent years. To meet this demand, service providers must build, upgrade and maintain reliable networks capable of supporting significantly greater volumes of traffic as well as new service offerings, resulting in an increase in demand for more sophisticated power systems.

•
Convergence of Service Offerings.    To differentiate themselves, service providers are rapidly developing and offering to their customers innovative and more comprehensive services. To deliver these bundled services and the reliability traditionally associated with telephone and voice communications, broadband access providers must invest significant capital to increase their network capacity and enhance their current networks. We believe this trend has led service providers to migrate from less reliable AC power systems to traditional telephony-quality DC power systems.

•
Compressed Time to Market.    One of the most important competitive advantages in the communications industry is the ability to quickly develop and offer new services. This requires a ready supply of equipment, which in turn places pressure on equipment suppliers to meet increasingly shortened delivery schedules. We believe this trend will favor companies that establish and maintain sufficient manufacturing capacity to quickly respond to customer demands.

•
Increased Outsourcing.    Service providers not only require large amounts of equipment, but they also need related services to support the creation and expansion of their networks. However, many emerging service providers do not have sufficient personnel to support the aggressive build-out of their networks. We believe the cycle of network build-outs, upgrades, expansions and maintenance by service providers will continue to fuel the trend toward outsourcing and increase demand for systems integration services and power systems monitoring, maintenance and training services.

•
Technology Advancements.    In order to remain competitive and differentiate their service offerings, service providers are continually purchasing and deploying new equipment and technologies. Much of the infrastructure equipment installed by emerging service providers requires more power than traditional telephone equipment. In addition, space constraints faced by these service providers has led to a demand for more compact power equipment. We believe this trend will continue to lead to an increase in demand for more compact and sophisticated power systems.

•
Dynamic International Market.    A significant amount of growth in the communications industry is expected to occur internationally. Many countries are privatizing their state-run telephone companies, liberalizing their laws and opening their markets to foreign investment and competition. Each of these factors is contributing to an increase in worldwide demand for communications infrastructure equipment, including power systems, to support new or expanded communications services.

PECO II Advantages

               We believe that we are well positioned for continued success in this evolving communications environment as a result of the following competitive advantages:

•
Communications Industry Focus.    Unlike many other original equipment manufacturers, or OEMs, who sell power systems to various industries, we focus our efforts on providing power systems to the communications industry. Our senior managers have an average of approximately 25 years of experience in the communications industry, and most of our sales force are industry veterans. This experience allows us to better understand and serve the needs of our customers and their market.

•
Focus on Highly Reliable Power Systems.    We have focused on developing and manufacturing DC power systems. DC power systems have traditionally provided a higher degree of reliability than AC power systems. Recognizing the inherent advantages of DC power systems, incumbent and emerging communications service providers are increasingly turning to DC power systems to meet their power needs.

•
Broad Range of Products and Services.    We offer a broad line of standard communications power equipment giving us the ability to provide ready solutions to a wide variety of customer needs. We also offer a number of services supporting our products including engineering and installation management, maintenance, customer training and software support .

•
Ability to Customize Power Systems.    We develop customized power systems to meet the specific needs of our customers. In addition, our regional application engineers are available to provide on-site reconfiguration services as our customers’ equipment needs evolve. We believe that providing customized products is essential to effectively serving the increasing variety of service providers active in today’s communications industry.

•
Systems Integration Experience.    Our systems integration business offers fully integrated communications systems assembled to customer specifications. Filling a systems integration order typically requires procuring and assembling the necessary components and delivering the system to the customer’s job site. As a result of the growth of our systems integration business, we are well positioned to benefit from the trend toward outsourcing in the communications industry by providing service providers with made-to-order communications systems on the rapid delivery schedule the industry now demands.

•
Technological Expertise.    Our expertise in developing products that incorporate leading technology enables us to meet the changing requirements of our customers. We believe we are industry leaders in developing digital controlled rectifiers that convert incoming AC power to DC power, internal bus bar power systems that combine various power equipment components into prewired and pretested DC to DC converter plants and controlled monitoring products that allow customers to monitor and control their power systems from a remote location. Our expertise also has allowed us to develop power systems delivering more power per square inch in order to address the space limitations faced by many service providers.

Our Business Strategy

               Our objective is to capitalize on the rapid growth in the global market for communications power equipment by increasing our market share and expanding the services and products we offer. Key elements of our strategy include:

•
Build Network of Regional Centers.    We intend to open several regional operational centers over the next few years in order to be closer to our increasingly geographically diverse customer base and to be positioned in the major centers of the communications industry. Service providers demand rapid response from their equipment suppliers. Being close to our customers helps us to serve them more efficiently and quickly. This is particularly true with our systems integration business, but it is also important for our power systems. We believe having the capability to provide systems integration locally as well as regional light manufacturing and final assembly capability is important for our continued expansion. In addition to our four regional operational centers in Galion and Worthington, Ohio, Nashua, New Hampshire and Dallas, Texas, we currently anticipate opening a new regional operational facility in Denver, Colorado during 2000.

•
Expand Systems Integration Business.    We intend to continue to rapidly grow our systems integration business. The trend toward outsourcing by service providers of many engineering, assembly and installation functions creates significant opportunities for us to sell our systems integration products. The opening of our new regional operational centers and new relationships with several important service providers should provide substantial growth opportunities for this business. In addition, we intend to capitalize on opportunities in our systems integration business by selling our power systems to our systems integration customers.

•
Expand Service Capabilities.    We intend to put additional resources into our service capabilities, which include battery analysis and maintenance, monitoring services and software, training and engineering and installation management. We believe there exists a significant opportunity for us to take on several of the monitoring/service maintenance functions traditionally maintained in-house by our customers.

•
Invest in Product Line Expansion.    We continue to make significant investments in research and development in order to meet the changing needs of our customers. Our new product development focuses on improving existing products and developing new high technology products to address the needs of our customers. In 1999, we developed several new products, including two large DC power systems with an internal charge and distribution bus designed to meet required industry standards; a compact digital power system that provides uninterruptible AC and DC power in one system; and a digital inverter system that provides significantly improved AC backup power.

•
Pursue International Growth Opportunities.    Historically, our revenue derived from international activities has not been significant. However, beginning in 1999, we increased our emphasis on global business development, and have received contracts to provide power equipment systems to new customers building networks in Europe and the Philippines which are anticipated to generate revenues of approximately $625,000 during 2000. We anticipate additional opportunities overseas as several of our largest customers have announced an intention to expand into various international markets.

•
Pursue Selective Strategic Acquisitions.    We will continue to selectively pursue acquisitions which can extend our geographic reach, expand our customer base in the communications sector or increase the breadth of our product and service offerings.

Our Products and Services

               We make power systems, power distribution equipment, systems integration products and provide related support products and services. Sales of our products and services for the past three years were as follows:

	Year Ended December 31,
	1997	1998	1999
	(In millions)
Power systems	$32.8	$29.8	$53.2
Power distribution equipment	5.0	10.9	19.9
Systems integration	3.9	8.3	14.8
Support products and services	6.6	8.8	4.1

	$48.3	$57.8	$92.0

                Power Systems.    Our approach to designing power systems is to draw from our broad range of power equipment products in order to custom design fully integrated power systems which meet the configuration requirements of our customers. A typical power system continuously isolates the end-use equipment from voltage fluctuations, frequency variations and electrical noise inherent in utility supplied electrical power and, if this power is interrupted, provides clean, stable, backup DC power. Our line of high quality power products, which range in price from several hundred dollars to over $100,000, incorporates leading technologies and includes the following products, which are often combined to configure a complete power system:

Product Category	Purpose	Range of Products
Power plants	Manage, monitor, protect, distribute and store energy in rechargeable batteries to be used in the event of an AC input failure.	Over 16 models engineered for use in a number of
applications, including central office, cellular, fiber
optic, microwave carrier systems, mobile radio, private
branch exchanges, local and wide area networks and
Internet systems.

Rectifiers	Convert incoming AC power to DC power.	Over 18 models including rectifiers designed for larger
applications as well as compact “hot swappable”
modular switchmode rectifiers designed to be taken out
and replaced without powering down the system.

Power distribution equipment	Directs or distributes power from a power plant to various loads or end uses.	We offer products ranging from large battery
distribution fuse boards, which provide intermediate
distribution in applications where large power feeds
from a power plant need to be split into smaller
distributions, to smaller distribution circuits cabled
directly to the load.

Converters	Convert a single source DC voltage to one or more different DC voltages.	Over nine models providing voltages ranging from 12V to 130V.

Converter plants	Manage, monitor, protect and distribute various DC voltages from an integrated power system.	Over six system models available utilizing modular converter units that provide 48V-12V, 24V-48V, 48V-24V and 48V-130V conversion.

Inverters	Convert DC power from a rectifier or battery to AC power suitable for end-use applications.	Over 15 models, including 1,000 watt to 15,000 watt modular “hot swappable” systems and 500 watt to 40,000 watt fixed capacity inverters.

Ringing systems	Generate dial tones and ringing power.	Over seven models for a variety of applications.

               Power Distribution Equipment.    Power distribution equipment is a component of a power system, but we also offer this equipment as a separate product line. Effective distribution of power is becoming increasingly important as recent regulatory changes require large established service providers to permit emerging communications service providers to operate, or co-locate, on their premises. As part of this co-location requirement, established service providers must provide power to emerging communications service providers. We offer a wide variety of power distribution equipment to direct power from the host carrier’s power plant to accomplish this task.

               Systems Integration Products.    We believe we have substantial opportunities to capitalize on the trend toward outsourcing in the communications industry and to continue to grow our systems integration business. We enable service providers to focus on their core competencies by offering services including equipment procurement, inventory management and systems design assistance.

               A typical systems integration customer is a RBOC that has a contract to provide a complete communications system for its customer. Rather than building the entire system itself, the RBOC simply provides us with the required specifications of the communications system. We will then:

•	procure the individual components of the system from third-party suppliers;

•	assemble, wire and test the system; and

•	ship the assembled system to the end user for installation.

                Speed is typically a primary concern for our systems integration customers. By working closely with our customers, we are often able to assemble and deliver orders on-site within 72 hours. Depending upon the specifications of the customer, we may or may not use our power systems in our systems integration products. However, we believe that our systems integration business will give us the opportunity to market our expertise in power systems equipment and services to potential new customers. The opening of our new regional centers and the recent addition of several new service providers to our customer base should provide substantial growth opportunities for these products.

               The market for outsourced systems integration products is highly fragmented with no significant barriers to the entry of new competitors. In addition to competition from the many systems integration contractors in the market, the level of systems integration net sales will be subject to fluctuations based on customers’ decisions concerning outsourcing their systems integration work.

               Other Products.    As a complement to our line of standard power products, we offer power equipment monitoring systems including the MACS™ family of monitor, alarm and control systems. These systems allow customers to monitor and control their power systems from a remote location. The newest member of the family is the NetMACS™, which is delivered to the customer network-ready and features embedded web pages that may be accessed by a standard web browser. Our PowerPro® site data and management and monitoring system software provides the customer with a comprehensive data base of its equipment and allows the user to collect data from sites equipped with remote monitors. The PowerPro software is used by customers to provide real-time readings of equipment in the field, and allows the customer to better manage its infrastructure.

               Other Services.    We offer a broad range of services that complement our product offerings. For example, through our engineering and installation management services we design, manufacture and install power systems to meet a customer’s specific needs. In addition, we believe that we offer one of the best product support programs in the industry, including:

•	on-site repair by field service technicians, as well as quick turnaround for off-site repairs;

•	supply of new or refurbished equipment for use during product repairs or in the event of unexpected requirements;

•	24 hour, on-call service every day of the year;

•	customer training at the project site or our Galion and Worthington, Ohio facilities to help our customers use our products in the most efficient manner;

•	preventative maintenance program assistance; and

•	a two-year warranty on all of our products.

               We intend to continue to expand our service offerings, including our software support, training and engineering and installation management services.

Marketing and Sales

               In 1999, approximately 85% of our domestic sales were made through our nationwide sales force. The remainder of our domestic sales were made to contractors hired to provide their customers with turnkey power plants and to distributors providing warehouse functions for some of our largest customers. Our domestic sales efforts are divided among 11 regional territories covering the entire United States. In 1998, we began to establish an international sales presence. Our international sales efforts are primarily managed through distributors and resellers. In 2000, we expect less than 5% of our total sales to come from international customers. As of June 30, 2000, our sales and marketing force consisted of a total of 58 employees, including 47 sales managers and sales engineers with significant experience in the communications industry. We intend to continue recruiting and hiring experienced sales personnel to support our growth.

                Our sales efforts are directed by regional sales managers and members of senior management who are responsible for managing relationships with targeted customers. The regional focus of our sales efforts enables us to maintain close relationships with our customers as well as the ability to be more responsive to our customers’ service support needs. We believe that our regional presence provides us with an advantage over many of our competitors.

               Our sales engineers focus on working together with our customers to design systems that meet our customers’ specific power requirements. The following examples demonstrate how we have helped our customers:

•
We worked closely with one of our major customers seeking to develop a cost-effective DC power system for its network. The customer required a system that was economical to install and maintain, but provided additional configuration diversity, ease of expansion, commonality of components and state-of-the-art monitoring. This effort culminated in the development of a distributive power, or DP, system. The DP system may be monitored via the Internet, allows for remote control and operation, permits unique system configurations, enables modular growth and reduces installation costs.

•
In order to meet the needs of a customer expanding into Europe, we developed a compact DC power system designed to comply with European Union specifications while maintaining the customer’s standard configuration. An important need of the customer was the ability to have remote access to these systems from the United States. The DC power system we developed in response to our customer’s needs can be monitored via the Internet from the United States using our NetMACs monitoring system and is designed for ease of installation. The system supports modular growth and allows for future expansion.

               In order to sell equipment to a service provider in the communications industry, it is often necessary to be an approved vendor to that service provider. A service provider typically has two or three approved vendors for the types of products we sell. Our sales efforts are directed toward expanding the products and services we provide to our existing customers as well as seeking approved vendor status from additional service providers.

               Our marketing effort focuses on enhancing market awareness of our products through industry trade shows, sales presentations, brochures, CD-ROM catalogs, an informative web site and advertisements in communications industry publications. We also provide customer and contractor training both on-site and at our Galion and Worthington, Ohio facilities, which we believe helps us to generate customer loyalty and maintain close customer relationships. We believe our reputation for quality, service, technological innovation and fulfilling our customers unique needs gives us an opportunity to further build and enhance our brand recognition.

Customers

               Our customers include regional bell operating companies, local exchange carriers, wireless service providers, Internet service providers, broadband service providers, private network operators, distributors, contractors and other service providers. In 1999, our top ten customers accounted for 72% of our net sales. During the same period our top two customers, Nextel and Bell Atlantic (including NYNEX), accounted for 20% and 16% of our net sales, respectively. For the six months ended June 30, 2000, four customers, Nextel, Level 3 Communications, Bell Atlantic and WorldCom, Inc., accounted for 18.1%, 13.1%, 10.6%, and 14.4% of our net sales, respectively. Our customers include other leading communications service providers like Broadwing (formerly IXC), Lucent Technologies Inc. and Sprint. In 1998, we initiated foreign sales efforts and sales to customers outside of the United States accounted for 1% of our net sales in 1999.

               Substantially all of our customer contracts simply provide a framework for subsequent purchase orders, set the price of our products and services, but do not obligate a customer to purchase any amount of our products or services. These contracts typically have a term of one to two years and are not automatically renewable by their terms. The impact our standard contract can have on the certainty of net sales can be seen in a recent example with Bell Atlantic, one of our major customers. Bell Atlantic recently indicated that, beginning sometime in the third quarter of 2000, it will begin to perform its systems integration in-house and may cease purchasing our systems integration products. A substantial majority of our sales of systems integration products have been made to this customer. Net sales from the sale of systems integration products to Bell Atlantic were approximately $12.8 million in 1999 and $7.9 million for the six months ended June 30, 2000.

Backlog

               As of December 31, 1999, the unshipped customer backlog totaled $23.7 million, compared to $6.5 million as of December 31, 1998. Our backlog of unshipped customer orders at June 30, 2000 was $25.9 million, compared to $13.6 million as of June 30, 1999. All of the June 30, 2000 backlog is expected to be shipped by the end of the current year.

Manufacturing and Quality Control

               We strive to deliver our products on time and defect-free, using processes that are designed with employee involvement and focused manufacturing cell principles. Our facility in Galion, Ohio is ISO 9001 certified for quality assurance in design and manufacturing and we are currently seeking certification for our other manufacturing facilities. Because of our focus on providing customized power systems, many of our products and systems are built-to-order. All of our manufacturing and assembly facilities are linked together by a central information system allowing us to draw upon the collective expertise of our engineering and manufacturing personnel and to more efficiently use our resources. We manufacture the majority of our product line and we currently outsource less than 5% of our product offerings.

               Many of our customers and other end-users increasingly require that their power supplies meet or exceed established international safety and quality standards as their operations expand internationally. In response to this need, we design and manufacture power supplies in accordance with the certification requirements of many international agencies and certifying bodies, including the Underwriters Laboratories, Canadian Safety Agency, European Conformity and the Network Equipment Building Standard.

               Quality products and responsiveness to the customer’s needs are critical to our ability to compete successfully. Given their importance, we emphasize quality and reliability in both the design and manufacture of our products. We manufacture and assemble our products primarily at our four regional operational center located in Galion and Worthington, Ohio, Nashua, New Hampshire and Dallas, Texas. We currently anticipate opening a new regional operational center in Denver, Colorado during 2000. In order to maintain our focus as we expand and penetrate new international markets, we may open operational centers in appropriate locations such as Europe and South America.

Research, Development and Engineering

               We invest significant resources in research and development and applications engineering. In 1997, our research, development and engineering expense was $4.5 million, or 9.3% of net sales; in 1998, it was $5.4 million, or 9.4% of net sales; and in 1999 it was $9.9 million, or 10.8% of net sales. As of June 30, 2000, we had 113 full-time employees in our research and development department.

               In general, our product development focuses on:

•	enhancing our existing products and developing technologically advanced products;

•	developing new products to fill a niche in our product line; and

•	making our products more compact to meet the power density demands of our customers.

                In 1999, we developed and introduced several new products into the marketplace, including:

•
two large DC power systems with an internal charge and distribution bus designed to meet the Underwriters Laboratories and the Network Equipment Building Standard certification requirements of co-location environments;

•	a compact digital power system designed to meet the increasing demand for higher power density equipment that provides uninterruptible AC and DC power in one system; and

•	a digital inverter system that provides significantly better AC power backup than a conventional uninterruptible power system.

               In addition, we have made significant investments in our next generation rectifiers and inverters and associated power plants. Other research and development efforts focus on replacing existing products with products featuring digital control technology and increasing the operating frequency of our rectifiers through new electronic component technology. An example of a product in the developmental stage is our valve regulated lead acid battery management system, or VMS. As valve regulated lead acid batteries became more prevalent in the industry, our customers often found that they did not provide an adequate life, and occasionally exploded. The VMS uses patented technology to enable the user to maximize battery life and to alert the user to the need for preventative maintenance. We believe that timely deployment of new and enhanced products and technology are necessary to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring experienced research and development personnel. In 1998, we opened a research and development facility in Worthington, Ohio, a suburb of Columbus, to help us attract qualified personnel.

Intellectual Property

               We use a combination of patents, trade secrets, trademarks, copyrights and nondisclosure agreements to protect our proprietary rights. Currently, we have five patents issued in the United States and four patent applications pending. Of the patents issued, two protect technology related to the development of the VMS and both expire on May 29, 2016, and two protect technology related to the development of our new rectifier module and expire on October 14, 2017 and January 26, 2018. The remaining patent issued protects technology related to our inverter module and expires on March 3, 2019. We also pursue limited patent protection outside the United States. We do not believe any of our existing or pending patents are material to our business.

               We cannot assure you that any new patents will be issued, that we will continue to develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties or that the patents of others will not have a material adverse effect on our business and operating results.

               We have filed a trademark application with the United States Department of Commerce Patent and Trademark Office for the registration of the trademark “PECO II.” The PECO Energy Company has filed a notice of opposition to our registration of the trademark. In response to PECO Energy’s notice of opposition to our trademark registration, we initiated a cancellation proceeding on one of PECO Energy’s marks. The matter is now before the Trademark Trial and Appeal Board. We have been using the mark “PECO II” for over ten years, the products and services we provide are different than those offered by PECO Energy, an electric utility, and we sell to a sophisticated group of customers. Notwithstanding our historic use of the PECO II mark, PECO Energy may institute an action in federal court seeking to prevent our use of the mark PECO II and to obtain damages for trademark infringement. If PECO Energy was successful in preventing our use of the name and mark PECO II, we would incur substantial expenses in order to change our name and develop a new trademark, and would lose substantial goodwill. In addition, a court could award damages and reasonable attorneys’ fees to PECO Energy as part of its relief.

Suppliers and Raw Materials

               The raw materials used in our business consist mainly of commodities including aluminum and copper, and electrical components like circuit breakers and capacitors. Copper, one of our basic raw materials, has a history of price volatility. If the price of copper were to rise significantly in the future, many of our contracts permit us to adjust the price of our products to recover all or a portion of our increased costs.

Competition

               The market for our equipment and service offerings is highly competitive. Competition in the market is based on price, quality, technological capabilities and the ability to respond to customer delivery schedules. We have been able to use our ability to customize systems to meet customer needs to reduce somewhat the effect of pricing pressures on our business. We also invest significantly in research, development and engineering in order to meet the market’s demand for products incorporating up to date technology. We are also investing in adding manufacturing capacity and personnel in order to meet customer delivery schedules.

               We believe that the trends toward greater demand for communications services, increasing global deregulation and rapid technology advancements characterized by shortened product lifecycles will continue to drive competition in our industry for the foreseeable future. These developments have resulted in frequent changes to our group of competitors. In addition, as demand for infrastructure equipment for the communications industry increases, we believe significant competitive factors will include the following:

•	ability to deliver products and systems in a timely manner;

•	ability to meet the growing demand for fully customized power and integrated communications systems;

•	ability to provide products and systems with state of the art technology; and

•	ability to provide local staging and systems integration products.

               We currently face competition primarily from other OEMs and distributors of DC telecommunications power systems. The two largest competitors in our market are Lucent Technologies Inc., which recently announced that it is seeking a buyer for its power systems business, and Marconi Communications. In addition, a number of smaller competitors are also active in our market. Many of these smaller competitors have developed market niches or are attempting to leverage their general power equipment expertise into the communications market.

               An additional dimension to the competition we face is the entry of AC power system manufacturers into our market. We manufacture and market DC power systems. DC power has traditionally been used in applications where reliability is paramount. For example, telephone service providers almost exclusively rely on DC power. Historically, DC power system suppliers did not compete with AC power system suppliers. However, as consumers increasingly rely on service providers offering bundled communication services, the demand for reliable DC power has increased. This increase in demand for DC power has caused, and is likely to continue to cause, AC power suppliers to enter into the DC power market. Many of these AC power suppliers have significantly greater financial and other resources than we do.

               In our industry it is often necessary to be on a service provider’s approved vendor list in order to sell equipment to that service provider, and most service providers typically have only two or three approved vendors for each type of product or service they purchase. Our competitiveness will depend on our maintaining approved vendor status with existing customers, as well as obtaining approved vendor status for additional service providers. We face the additional risk that even if we do obtain approved vendor status, our customers may make the strategic decision to manufacture the equipment they require themselves.

               The market for outsourced systems integration products is highly fragmented. While most of these competitors are smaller contractors that are unable to serve customers beyond a limited geographic area, there are a few larger competitors that have the capability of serving a more geographically diverse customer base. In addition to these competitors, some larger vertically integrated communications service providers and major equipment manufacturers continue to assemble, wire and test their own infrastructure equipment.

               Competition in the market for outsourced systems integration products is based on ability to respond to customer delivery schedules and price. We believe that our geographic base enables us to be closer to our customers than many of our competitors and assists us in quickly responding to customer demands. We are often able to have orders delivered to our customers within 72 hours.

Environmental Matters

               We are subject to comprehensive and changing foreign, federal, state and local environmental requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with releases of hazardous substances. We believe that we are in compliance with current environmental requirements. Nevertheless, we use hazardous substances in our operations and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties we may be held liable and may be required to pay the cost of remedying the condition. The amount of any resulting liability could be material.

Employees

               As of June 30, 2000, we had 1,099 full-time employees. We consider our employee relations to be good. None of our employees is represented by a labor organization. We have not experienced employment related work stoppages. We cannot assure you that we will be able to continue attracting qualified personnel in sufficient numbers to meet our needs.

Facilities

               Our operations are conducted through the following facilities:

Location	Approximate Square Feet	Uses	Owned/Leased
Galion, Ohio	247,000	Principal executive and corporate office, sales office and manufacturing and assembly	Owned

Nashua, New Hampshire	130,000	Sales office and light manufacturing and assembly	Owned

Dallas, Texas	110,000	Light manufacturing and assembly	Owned

Worthington, Ohio	26,000	Research and development, manufacturing and assembly and training	Owned

Garland, Texas	15,000	Distribution center	Leased

               We also lease sales offices in or near the following cities: Arlington, Texas; Denver, Colorado; Milwaukee, Wisconsin; Orlando, Florida; and Philadelphia, Pennsylvania. We believe that our facilities are adequate for our current operations, but we are expanding our Galion, Ohio facility and expect to establish an additional manufacturing facility in 2000 in Denver, Colorado to accommodate anticipated future growth.

Legal Proceedings

               From time to time, we may be involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this prospectus, we are not a party to any litigation or other legal proceeding that could materially harm our business.

MANAGEMENT

Directors and Executive Officers

               Our board of directors and executive officers consist of the following persons:

Name	Age	Position
James L. Green	72	Chairman of the Board of Directors

Matthew P. Smith	46	President, Chief Executive Officer and a Director

Allen Jay Cizner	57	Chief Operating Officer

John C. Maag	50	Chief Financial Officer

Gary R. Corner	56	Chief Information Officer

Michael N. Forrest	54	Vice President of Worthington Operations and a Director

Sandra A. Frankhouse	51	Secretary and Treasurer

Lucille Garber Ford	78	Director

E. Richard Hottenroth	64	Director

Trygve A. Ivesdal	70	Director

Eugene V. Smith	78	Director

Charles D. Taylor	56	Director

               The following is a biographical summary of the business experience of our current directors and executive officers:

               James L. Green co-founded PECO II in 1988, and has served as our Chairman of the Board of Directors since that time. Mr. Green has over 49 years of experience in the communications industry. From 1953 to 1983, Mr. Green served in various capacities with the Power Equipment Company, North Electric Company and ITT, our predecessor businesses. From 1983 to 1985, Mr. Green was President and Chief Executive Officer of NovAtel Communications, Ltd. in Calgary, Canada. From 1983 to 1988, Mr. Green also worked as a management consultant in the international communications industry. Mr. Green holds a B.S. in electrical engineering from the University of Illinois.

               Matthew P. Smith has been employed by PECO II since 1989, and has served as our President and Chief Executive Officer since 1998. From 1996 to 1998, he served as Secretary, Treasurer and Executive Vice President. From 1991 to 1998, he served as Secretary and Treasurer and from 1990 to 1998, Mr. Smith served as Treasurer. Mr. Smith has been one of our directors since 1994. Mr. Smith holds a B.S. in mechanical engineering from Purdue University.

               Allen Jay Cizner joined PECO II in January 2000 as Chief Operating Officer. Mr. Cizner has over 33 years of experience in technology businesses, including over 20 years in the communications industry. From 1993 until January 2000, Mr. Cizner was a principal in Cizner & Associates, Inc., a consulting business concentrating on strategic and operational assignments for health care, technology, not for profit organizations and new venture development. From 1996 to 1998, Mr. Cizner was a partner in CGI, Inc., an international trade and investment management company focused on opportunities in Eastern Europe. From 1967 to 1993, Mr. Cizner served in various senior management and executive positions with United Technologies (Program Manager), ITT (General Manager), Ameritech (Vice President) and NYNEX Meridian Systems (President). Mr. Cizner holds an M.B.A., an M.S. in industrial engineering and an M.S. and E.E. in electrical engineering from New York University. Since 1998, Mr. Cizner has been a adjunct professor at DePaul University, where he teaches a seminar on the communications industry.

                John C. Maag joined PECO II in February 2000 as Chief Financial Officer. From 1995 until February 2000, Mr. Maag served as Vice President of Finance, Chief Financial Officer, Chief Accounting Officer, Secretary and Treasurer of LeCroy Corporation, a manufacturer of digital oscilloscopes. From 1987 to 1995, Mr. Maag was Corporate Controller of Dynatech Corporation, a voice, data and video communications company. Mr. Maag holds a B.S. in accounting from St. Joseph’s College and is a C.P.A.

               Gary R. Corner joined PECO II in 1999 as Chief Information Officer. From 1996 to 1999, Mr. Corner was the Vice President of Technology Resources for Cooperative Services Network, Inc., an information technology consulting business. From 1992 to 1996, Mr. Corner served as Corporate Network Services Manager for Liebert Corporation, Inc., a manufacturer of power systems and environmental controls. Mr. Corner holds a B.S. in mathematics from Marietta College.

               Michael N. Forrest has served as Vice President of our Worthington Operation since he came to PECO II in 1998. From 1981 to 1998, Mr. Forrest served as President and Chief Operating Officer of EDA Industries, Inc., a company acquired by PECO II in 1998. Mr. Forrest has been one of our directors since 1999. Mr. Forrest holds an M.B.A. from Capital University and a B.S. in engineering physics from The Ohio State University.

               Sandra A. Frankhouse has been employed by PECO II since 1989, and has served as our Treasurer since 1998 and as our Secretary since 1999. From 1996 to 1998, she served as Vice President and Controller. From 1995 to 1996, she served as Director of Accounting, and from 1989 to 1995, she was the Accounting Manager. Ms. Frankhouse holds a B.S. in education from Central Michigan University, and a B.S. in business management from Ashland University. Ms. Frankhouse is a C.P.A.

               Lucille Garber Ford became a member of the board of directors in May 2000. Since 1995, Dr. Ford has served as President of the Ashland County Community Foundation. Since 1970, Dr. Ford has been a Professor of Economics at Ashland University and, since 1993, Dr. Ford has served as Executive Assistant to the President of Ashland University. Dr. Ford holds an M.B.A. and a B.S. in commerce from Northwestern University, and a Ph.D. in economics from Case Western Reserve University.

               E. Richard Hottenroth became a member of the board of directors in 1997. Mr. Hottenroth has been a member of the firm Hottenroth, Garverick, Tilson & Garverick, Co., L.P.A. since 1961. Hottenroth, Garverick, Tilson & Garverick, Co., L.P.A. provides legal services to PECO II.

               Trygve A. Ivesdal became a member of the board of directors in May 2000. Since 1998, Mr. Ivesdal has served as the Chairman of the Board of Directors of International Telecommunications Systems, Inc., a provider of satellite voice and data services in Latin America and a wholly owned subsidiary of Intelesys Group, Inc. From 1996 to 1998, Mr. Ivesdal served as director of International Telecommunications Systems after co-founding the company in 1996. From 1993 to January 2000, Mr. Ivesdal was the Executive Vice President, Interim Chief Operating Officer and Director of International Business Development for DIAL Services Ltd., an international calling card company and a subsidiary of Conference-Call USA, Inc. Mr. Ivesdal holds a B.S. and M.S. in electrical engineering from Michigan Technological University.

               Eugene V. Smith became a member of the board of directors in 1989. Since 1985, Mr. Smith has been the general partner of Shelby Horizons Ltd., a partnership involved in warehousing. Since 1981, Mr. Smith has served as Vice President of FVF, Inc., an agri-business. Mr. Smith is the father of Matthew P. Smith.

               Charles D. Taylor became a member of the board of directors in 1989. Since 1991, Mr. Taylor has served as Vice President of DAI Emulsions Inc., a commercial coatings company.

Other Key Employees

               W. Gregory Borland has been employed by PECO II since 1995, and has served as our Vice President of Engineering since 1996. From June 1995 to 1996, Mr. Borland served as our Director of Engineering. From 1992 to 1995, Mr. Borland served as Director of Engineering for North America Power Supplies, a power equipment manufacturer located in Huntington, Indiana. Mr. Borland holds an M.S. in electrical engineering from Gannon University and a B.S. in electrical engineering from Tri-State University.

               Garry N. Henkel has been employed by PECO II since 1995 as the Vice President of Operations of our APEX subsidiary. Mr. Henkel also founded APEX in 1995. Mr. Henkel has over 35 years of experience in manufacturing. Mr. Henkel holds an M.B.A. from the University of Michigan and a B.S. in industrial management from the Georgia Institute of Technology.

               C. Robert Hollinger has been employed by PECO II since 1997 as our Vice President of Operations. From 1991 to 1997, Mr. Hollinger was a principal in Maynard Research Consulting, a manufacturing consulting company. Mr. Hollinger holds an M.S. in industrial engineering from Lehigh University and a B.S. in industrial engineering from Ohio State University.

               Richard H. Jones has been employed by PECO II since 1990, and has served as our Vice President of Product Development since 1996. From 1990 to 1995, Mr. Jones served as Regional Sales Manager, and from 1995 to 1996, Mr. Jones was Director of Product Development. From 1964 to 1990, Mr. Jones held various engineering and sales positions with AT&T and ITT. Mr. Jones holds a B.S. in electrical engineering from Ohio University.

               Dennis M. Little has been employed by PECO II since 1989, and has served as our Vice President of Human Resources since 1996. From 1990 to 1996, Mr. Little was Director of Personnel. Mr. Little holds an M.B.A. from Ashland University and a B.S. in business administration from Creighton University.

               Timothy D. Lowe has been employed by PECO II since 1997, and has served as our Vice President of Sales Engineering and International Sales since April 2000. From 1998 to April 2000, Mr. Lowe was Vice President of Marketing and International Sales, and from 1997 to 1998, he was Vice President of Marketing and Sales. From 1993 to 1997, Mr. Lowe worked in the international business development department of RELTEC Corporation. Mr. Lowe worked in various administrative and engineering capacities for GTE Corporation from 1969 to 1993. Mr. Lowe holds a degree in electronic technology from Central Texas College.

               W. David Marshall has been employed by PECO II since 1998 as our Vice President of Sales. From 1994 to 1998, Mr. Marshall was Senior Manager of Sales for Qwest Communications. From 1987 to 1994, Mr. Marshall worked at Northern Telecom, most recently as District Sales Manager. Mr. Marshall holds an M.B.A. from Capital University and a B.F.A. from Ohio University.

               William L. Taney has been employed by PECO II since 1999 as the President of our APEX subsidiary. From 1996 to 1999, Mr. Taney served as Vice President and General Manager of APEX. From 1986 to 1996, Mr. Taney served in various sales positions for Ascom Warren, Inc., a communications company.

Composition of the Board of Directors

               Upon consummation of this offering, our restated articles of incorporation will provide for our board of directors to be divided into three classes of directors as follows:

•	Class I will consist of Messrs. Forrest, Ivesdal and Eugene V. Smith and their term of office will end at the next annual meeting of shareholders;

•	Class II will consist of Messrs. Hottenroth and Taylor and Dr. Ford and their term of office will end one year after the next annual meeting of shareholders; and

•	Class III will consist of Messrs. Green and Matthew P. Smith and their term of office will end two years after the next annual meeting of shareholders.

                At each annual shareholders’ meeting, the directors then up for election will be elected for a term of three years.

Committees of the Board of Directors

               Our board of directors has a compensation committee and an audit committee.

               Audit Committee.    The audit committee consists of Messrs. Hottenroth and Taylor and Dr. Ford. The audit committee is responsible for, among other things, meeting with management and our independent accountants to determine the adequacy of our internal controls and financial reporting, recommending to the full board the appointment of independent auditors, and reviewing the results and scope of the audit and other services provided by our independent auditors. Nasdaq has recently adopted new rules with respect to audit committee charter, structure and membership requirements. We intend to comply fully with these new rules prior to our listing on Nasdaq.

               Compensation Committee.    The compensation committee consists of Messrs. Hottenroth and Taylor and Dr. Ford. The compensation committee reviews and makes decisions regarding our compensation policies, and the amounts and forms of compensation to be provided to executive officers, which generally include annual salaries and bonuses, equity awards and other incentive compensation arrangements. As part of the foregoing, the compensation committee administers our stock option plans.

Director Compensation

               Directors who are not our employees or affiliates are paid an annual fee of $10,000 and a fee of $1,000 for each board or committee meeting attended and are reimbursed for their reasonable out-of-pocket expenses for those meetings. In addition, our directors will be eligible for awards under our 2000 performance plan.

Compensation Committee Interlocks and Insider Participation

               The compensation committee of our board of directors currently consists of Messrs. Hottenroth and Taylor and Dr. Ford. Historically, however, compensation discussions generally involved the full board of directors. Matthew P. Smith, a member of the board of directors, is also an executive officer. In addition, Ms. Frankhouse, our Secretary and Treasurer, participated in the deliberations of the board of directors on compensation matters. Following the closing of this offering, the compensation committee will make all compensation decisions regarding our executive officers. No interlocking relationship exists between the compensation committee and the board of directors or the compensation committee of any other company.

Executive Compensation

               The following table shows the compensation during our fiscal year ended December 31, 1999 for our Chief Executive Officer and our other four most highly compensated executive officers whose total salary and bonus, as determined in accordance with Securities and Exchange Commission rules, exceeded $100,000. We refer to these executive officers as our “named executive officers” in other parts of this prospectus.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	Securities Underlying Options(#)	All Other Compensation(1)
Matthew P. Smith, President and Chief Executive Officer	$97,308	$110,333	10,000	$197

C. Robert Hollinger, Vice President of Operations	$80,000	$ 61,297	6,000	$ 197

W. Gregory Borland, Vice President of Engineering	$78,318	$ 61,297	6,000	$ 197

Richard H. Jones, Vice President of Product Development	$78,318	$ 61,297	6,000	$ 197

Timothy D. Lowe, Vice President of Sales Engineering and International Sales	$78,318	$ 61,297	6,000	$ 197

(1)	All Other Compensation consists of insurance premiums paid by us in connection with term life insurance policies.

1999 Option Grants

               The following table shows grants of options to purchase our common shares to the named executive officers during our fiscal year ended December 31, 1999.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name	No. of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Sh)	Expiration Date	5%($)	10%($)
Matthew P. Smith	10,000	2.3%	$2.80	July 22, 2004	$154,300	$191,600

C. Robert Hollinger	6,000	1.4%	2.80	July 22, 2004	92,600	115,000

W. Gregory Borland	6,000	1.4%	2.80	July 22, 2004	92,600	115,000

Richard H. Jones	6,000	1.4%	2.80	July 22, 2004	92,600	115,000

Timothy D. Lowe	6,000	1.4%	2.80	July 22, 2004	92,600	115,000

(1)
Based on an aggregate of 438,800 options we granted in 1999. The options were granted under our 1997 non-qualified stock option plan and 40% of the options vest on the first anniversary following the date of grant, an additional 30% vest on the second anniversary and the remaining 30% vest on the third anniversary.

(2)
The potential realizable value represents amounts, net of exercise price before taxes, that may be realized upon exercise of the options immediately prior to the expiration of their terms assuming appreciation of 5% and 10% over the option term. Assuming 5% and 10% annual appreciation, these values are calculated based on rules promulgated by the Securities and Exchange Commission and an initial public offering price of $15.00 per share and do not reflect our estimate of future stock price growth. The actual value realized may be greater or less than the potential realizable value set forth in the table.

1999 Option Values

               The following table shows the value realized upon exercise of options during 1999 and the number and value of unexercised options held by each named executive officer at December 31, 1999.

	Number of Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End(#)		Value of Unexercised In-the-Money Options at FY-End($)(1)(2)
			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
Matthew P. Smith	17,000	$32,959	0	25,750	$ 0	$35,709

C. Robert Hollinger	25,000	32,364	16,000	22,500	38,749	42,991

W. Gregory Borland	25,000	60,000	25,000	13,500	67,803	19,073

Richard H. Jones	50,000	94,500	45,000	13,500	125,803	19,073

Timothy D. Lowe	0	0	6,000	22,500	12,173	46,073

(1)	Options are in-the-money if the fair market value of the common shares is greater than the exercise price.
(2)
Represents the total gain which would be realized if all in-the-money options beneficially held at December 31, 1999 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and $3.60, the estimated fair market value per common share at December 31, 1999, as established by the board of directors. Had the fair market value per share equaled $15.00 per common share (the initial public offering price), the value of the unexercised in-the-money options beneficially owned at December 31, 1999, exercisable and unexercisable, respectively, would have been: for Mr. Smith: $0 exercisable, $329,259 unexercisable; Mr. Hollinger: $221,149 exercisable, $299,491 unexercisable; Mr. Borland: $352,803 exercisable, $172,973 unexercisable; Mr. Jones: $638,803 exercisable, $172,973 unexercisable; and Mr. Lowe: $80,573 exercisable, $302,573 unexercisable.

Stock Option Plans

               Our 1997 and 1995 non-qualified stock option plans allow us to issue and sell, subject to anti-dilution provisions, up to an aggregate of 5,000,000 common shares. Under these stock option plans, we are authorized to grant key employees options to purchase our common shares. The compensation committee of our board of directors determines the exercise price. Options granted under our stock option plans may not be transferred by the optionee other than by will or applicable laws of descent and distribution. Vested options may not be exercised unless, at the time of exercise, the optionee is employed by us, and has been continuously employed since the date of grant, except that the period may be extended in the event of termination of employment or death. The options granted under these stock option plans generally vest 40% on the first anniversary following the date of grant, an additional 30% on the second anniversary and the remaining 30% on the third anniversary. As of June 30, 2000, 2,015,000 common shares have been issued upon exercise of options to purchase our common shares and 1,818,900 common shares have been reserved for issuance upon exercise of outstanding options granted under the stock option plans.

               During 1999, we granted options under the stock option plans to purchase 438,800 common shares at a weighted average exercise price of $2.80 and we issued 709,150 common shares upon the exercise of options. During the first six months of 2000, we have granted options and issued common shares as follows:

•	options to purchase 771,800 common shares at the initial public offering price;

•	options to purchase 1,100 common shares at an exercise price of $2.80; and

•	483,150 common shares issued upon the exercise of options.

2000 Performance Plan

               Our 2000 Performance Plan was adopted and approved by our shareholders and directors in June 2000, subject to completion of this offering. Up to 2,500,000 common shares may be issued under the plan. The plan will be administered by the compensation committee of the board of directors. The compensation committee will generally have the authority to, among other things, select eligible employees who will receive awards under the plan, determine the number and type of awards to be granted and determine the terms, conditions, vesting periods and restrictions applicable to the awards, including timing and price. Awards authorized under the plan include stock options, restricted stock, stock equivalent units, stock appreciation rights, cash awards and other stock and performance-based incentives. If a participant’s employment terminates for any reason, all unexercised, deferred and unpaid awards may be exercisable or paid only in accordance with the rules established by the compensation committee or as specified in the award agreement or notice of award. Awards may not be transferred by the person receiving the award other than by will or laws of descent and distribution or, through a gift or domestic relations order to a family member. The plan will expire ten years after the closing of this offering, unless the board of directors terminates it before that date.

401(k) Plan

               Our employees are eligible to participate in our 401(k) plan. Employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit of $10,500 in 2000. Employees may contribute this amount on a pre-tax basis to the plan. Employees direct the investment of the assets of the plan in several different investment funds. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees to the plan, and income earned on the plan contributions are not taxable to employees until withdrawn. We do not make matching contributions to the plan.

Stock Bonus Program

               From time to time the board of directors has issued bonuses to employees in the form of cash and/or common shares. The board issued 45,750 common shares in 1999 and 88,500 common shares in 1998 under the stock bonus program. The board has not issued stock bonuses in the current year, but it has paid cash bonuses.

Employment Contracts and Change of Control Arrangements

               We do not have an employment contract with any of our executive officers. If we are acquired, all options granted under our stock option plans become fully vested fifteen days prior to the closing of that transaction.

Employee Stock Purchase Plan

               After this offering we intend to implement an employee stock purchase plan. Up to 1,000,000 common shares may be issued under the plan. Subject to restrictions, some of our full-time and part-time employees will be able to participate in the plan. Employees will contribute to the plan through payroll deductions, which will accumulate until a fixed date when shares will be purchased at 85% of the lesser of the closing price of our shares on the first trading day of the period or the closing price of our shares on the last trading day of a given six month period. We intend to have our Employee Stock Purchase Plan qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

PRINCIPAL SHAREHOLDERS

               The following table shows information regarding the beneficial ownership of our common shares as of June 30, 2000, and as adjusted to reflect the sale of common shares in this offering, by each director, each of the officers named in the Summary Compensation Table, all directors and executive officers as a group and each person who is known by us to own beneficially more than 5% of our common shares. Unless otherwise indicated, each person named in the table has sole voting power and investment power or shares this power with his or her spouse for all common shares listed as owned by that person. The address of each person named below is c/o PECO II, Inc., 1376 State Route 598, Galion, Ohio, 44833.

               The number of shares beneficially owned by each shareholder is determined under rules issued by the Securities and Exchange Commission. This information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and any shares as to which that person has the right to acquire beneficial ownership within 60 days after June 30, 2000 through the exercise of any stock option or other right.

Name of Beneficial Owner	Common Shares Beneficially Owned	Percent Owned
		Before the Offering	After the Offering
James L. Green(1)	2,767,450	18.7%	13.8%

Matthew P. Smith(2)	3,224,700	21.7	16.2

Lucille Garber Ford	0	*	*

Michael N. Forrest(3)	646,650	4.4	3.3

E. Richard Hottenroth(4)	164,250	1.1	*

Trygve A. Ivesdal	0	*	*

Eugene V. Smith(5)	576,600	3.9	2.9

Charles D. Taylor(6)	627,750	4.2	3.2

W. Gregory Borland(7)	57,650	*	*

C. Robert Hollinger(8)	50,650	*	*

Richard H. Jones(9)	258,050	1.7	1.3

Timothy D. Lowe(10)	22,650	*	*

All directors and executive officers as a group (12 persons)(11)	8,159,900	55.0%	41.1%

*	Less than 1%.
(1)	Includes 9,150 shares issuable upon the exercise of stock options. Also includes 2,758,300 shares held by the Green Family Trust. Mr. Green exercises investment control over this trust.
(2)
Includes 12,250 shares issuable upon the exercise of stock options. Also includes 1,000,000 shares held by Ashwood I LLC and 500,000 shares held by Ashwood II LLC. Mr. Smith exercises investment control over both of these limited liability companies. Also includes 114,000 shares held by Mr. Smith as custodian for his three children.

(3)	Includes 12,400 shares issuable upon the exercise of stock options.
(4)	Includes 6,250 shares issuable upon the exercise of stock options.
(5)	Includes 1,750 shares issuable upon the exercise of stock options. Also includes 172,400 shares held by Fairbrandt LLC. Mr. Smith exercises investment control over this limited liability company.
(6)	Includes 1,750 shares issuable upon the exercise of stock options.
(7)	Includes 7,650 shares issuable upon the exercise of stock options.
(8)	Includes 32,650 shares issuable upon the exercise of stock options.
(9)	Includes 7,650 shares issuable upon the exercise of stock options.
(10)	Includes 7,650 shares issuable upon the exercise of stock options.
(11)	Includes an aggregate of 51,200 shares issuable upon the exercise of stock options.

CERTAIN TRANSACTIONS

               One of our directors, E. Richard Hottenroth, is a partner in the law firm Hottenroth, Garverick, Tilson & Garverick, Co., L.P.A. Hottenroth, Garverick, Tilson & Garverick, Co., L.P.A. has provided legal services to us in the past, and we expect that the firm will continue to provide similar services in the future.

               On October 9, 1998, in connection with our acquisition of EDA Industries, Inc., we issued 655,050 common shares valued at $1,441,110 and paid $707,256.79 in cash to the Michael N. Forrest EDA Industries, Inc. Trust dated October 1, 1998 in exchange for 21,993 common shares of EDA Industries, Inc. Mr. Forrest served as trustee of the trust and is currently one of our directors and employees.

               On August 26, 1999, Eugene V. Smith, a member of our board of directors, purchased 231,100 of our common shares at a price of $3.10 per share, the price set by the board of directors for all share transactions involving the company at that time.

               We have granted options to purchase our common shares to the following executive officers and directors over the past three years:

•
James L. Green: options to purchase 15,000 common shares at an exercise price of $0.94 were granted on July 14, 1997; options to purchase 7,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 6,000 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•
Matthew P. Smith: options to purchase 15,000 common shares at an exercise price of $0.94 were granted on July 14, 1997; options to purchase 12,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 10,000 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•
J. Gerald Bonnar: options to purchase 2,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 2,500 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•
W. Gregory Borland: options to purchase 10,000 common shares at an exercise price of $0.94 were granted on July 14, 1997; options to purchase 7,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 6,000 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•	Allen Jay Cizner: options to purchase 500,000 common shares at an exercise price equal to the initial public offering price were granted on January 3, 2000.

•	Gary R. Corner: options to purchase 12,500 common shares at an exercise price of $3.10 were granted on September 13, 1999.

•
Michael N. Forrest: options to purchase 25,000 common shares at an exercise price of $2.20 were granted on October 9, 1998; and options to purchase 6,000 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•
Sandra A. Frankhouse: options to purchase 10,000 common shares at an exercise price of $0.94 were granted on July 14, 1997; options to purchase 7,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 6,000 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•
C. Robert Hollinger: options to purchase 40,000 common shares at an exercise price of $0.94 were granted on July 21, 1997; options to purchase 7,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 6,000 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•
E. Richard Hottenroth: options to purchase 15,000 common shares at an exercise price of $0.94 were granted on July 14, 1997; options to purchase 2,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 2,500 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•
Richard H. Jones: options to purchase 10,000 common shares at an exercise price of $0.94 were granted on July 14, 1997; options to purchase 7,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 6,000 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•
Timothy D. Lowe: options to purchase 10,000 common shares at an exercise price of $0.94 were granted on July 14, 1997; options to purchase 7,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 6,000 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•	John C. Maag: options to purchase 150,000 common shares at an exercise price equal to the initial public offering price were granted on February 7, 2000.

•
Eugene V. Smith: options to purchase 2,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 2,500 common shares at an exercise price of $2.80 were granted on July 22, 1999.

•
Charles D. Taylor: options to purchase 2,500 common shares at an exercise price of $2.20 were granted on July 13, 1998; and options to purchase 2,500 common shares at an exercise price of $2.80 were granted on July 22, 1999.

               The above options were granted under our 1997 non-qualified stock option plan and 40% of the options vest on the first anniversary following the date of grant, an additional 30% vest on the second anniversary and the remaining 30% vest on the third anniversary.

               In October 1999, we entered into an agreement with Steven A. Lupinacci, the brother-in-law of Matthew P. Smith, for consulting services rendered in connection with this offering. Under the agreement, Mr. Lupinacci is paid a monthly retainer of $6,000, plus expenses, and a success fee of $150,000 payable upon the completion of the offering.

               For information about indemnification agreements entered into between us and our directors and executive officers, see “Description of Capital Stock—Limitations on Liability; Indemnification of Officers and Directors.”

DESCRIPTION OF CAPITAL STOCK

General

               As of June 30, 2000, without giving effect to the forward stock split discussed below, our authorized capital stock consisted of 450,000 common shares, without par value, of which 296,757 shares were outstanding and held of record by 403 shareholders.On August 11, 2000, we amended and restated our articles of incorporation to increase the number of common shares, without par value, which we are authorized to issue to 50,000,000, and authorize the issuance of 5,000,000 preferred shares, without par value. Immediately prior to the completion of this offering, we will also effect a 50-for-1 forward stock split in the form of a stock dividend of all our issued and outstanding common shares. Upon the closing of the offering, there will be 19,837,850 common shares issued and outstanding and no serial preferred shares issued and outstanding.

               The following is a description of our capital stock (after giving effect to the amendment to our articles of incorporation) and the material provisions of our amended and restated articles of incorporation and code of regulations. The following discussion summarizes those documents. We recommend that you refer to the full text of the documents filed as exhibits to the registration statement of which this prospectus is a part for a complete description of those documents.

Common Shares

               The holders of common shares are entitled to one vote per share on all matters to be voted on by shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, the holders of common shares are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any outstanding preferred shares. The holders of common shares have no preemptive or similar rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common shares. In addition to the 19,837,850 common shares that will be outstanding upon the closing of this offering, as of June 30, 2000, employee stock options to purchase up to 325,900 common shares were exercisable.

Preferred Shares

               Our board of directors will be authorized, without further shareholder approval, to issue from time to time up to 5,000,000 preferred shares in one or more series and to fix or alter the designations, powers and preferences, and relative, participating, optional or other special rights, if any, and qualifications, limitations or restrictions for the preferred shares. This includes the authority to get dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of those series. No preferred shares are outstanding and we do not presently anticipate offering preferred shares for the foreseeable future.

Authorized but Unissued Shares

               The authorized but unissued common shares and preferred shares may be issued without shareholder approval. These shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preferred shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Articles of Incorporation, Code of Regulations and the Ohio General Corporation Law

               There are provisions in our amended and restated articles of incorporation and code of regulations, and the Ohio Revised Code that could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares. In addition to our preferred shares described above, these provisions include:

               Staggered Board.    Upon the closing of the offering, the board of directors will be divided into three classes, with regular three-year staggered terms and initial terms expiring at the 2001 annual meeting of shareholders for class I directors, the 2002 annual meeting of shareholders for class II directors and the 2003 annual meeting of shareholders for class III directors. This classification system increases the difficulty of replacing a majority of the directors and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our board of directors.

               Supermajority Voting Provisions.    The following provisions in our code of regulations may not be repealed or amended without the vote of the holders of not less than 80% of our total voting power:

•	number, election, classification and nomination of directors;

•	shareholder action by written consent to amend the code of regulations; and

•	supermajority voting.

               Advance Notice Requirements For Shareholder Proposals And Director Nominations.    Shareholders who want to bring business before an annual meeting of shareholders or nominate candidates for election as directors must provide advance notice in writing within the time periods and in the form specified in our code of regulations. Shareholders who do not fully comply with the requirements of the code of regulations will be unable to bring matters before the meeting or nominate candidates for election as directors.

               Merger Moratorium Statute.    We are an issuing public corporation under Ohio law and will continue to be so on completion of this offering. Chapter 1704 of the Ohio Revised Code governs transactions between an issuing public corporation and

•
an “interested shareholder,” which, generally means someone who becomes a beneficial owner of 10% or more of the shares of the corporation without the prior approval of the board of directors of the corporation; and

•	persons affiliated or associated with an interested shareholder.

               For at least three years after an interested shareholder becomes such, the following transactions are prohibited if they involve both the issuing public corporation and either an interested shareholder or anyone affiliated or associated with an interested shareholder:

•	the disposition or acquisition of any interest in assets;

•	mergers, consolidations, combinations and majority share acquisitions;

•	voluntary dissolutions or liquidations; and

•	the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the outstanding shares.

               If, before a person becomes an interested shareholder, the board of directors of the corporation approves the transaction by which the person would become an interested shareholder, then Chapter 1704’s prohibition does not apply. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders, other than the interested shareholder.

               The Merger Moratorium Statute does not apply to a corporation whose articles of incorporation or code of regulations contain provisions opting out of it. We have not opted out of the application of the Merger Moratorium Statute. The Merger Moratorium Statute also does not apply to any person who becomes an interested shareholder before the corporation becomes an issuing public corporation.

               Control Share Acquisition Act.    Section 1701.831 of the Ohio Revised Code, known as the Control Share Acquisition Act, provides that certain notice and informational filings and special shareholder meetings and voting procedures must occur prior to completion of a proposed “control share acquisition.” “Control share acquisition” is defined as any acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of the voting power of the issuer in the election of directors;

•	one-third or more but less than a majority of the voting power of the issuer in the election of directors; or

•	a majority or more of the voting power of the issuer in the election of directors.

               Assuming compliance with the notice and information filing requirements prescribed by the statute, the proposed control share acquisition may take place only if the acquisition is approved by both:

•	a majority of the voting power of the issuer represented at a special shareholders’ meeting and

•
a majority of the voting power remaining after excluding the combined voting power of the intended acquirer, directors of the issuer who are also employees and officers of the issuer, and persons that acquire specified amounts of shares after the public disclosure of the proposed control share acquisition.

               The Control Share Acquisition Act does not apply to a corporation whose articles of incorporation or code of regulations contain provisions opting out of it. We have not opted out of the application of the Control Share Acquisition Act.

               Other Provisions of Ohio Law.    In addition to the Merger Moratorium Statute and the Control Share Acquisition Act, other provisions of Ohio law:

•
provide a corporation, or in certain circumstances the shareholder of the corporation, a cause of action to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation; and

•	impose advance filing and notice requirements for tenders of more than 10% of certain Ohio corporations.

Limitations on Liability; Indemnification of Officers and Directors

               Our amended and restated articles of incorporation contain provisions indemnifying our directors and officers to the fullest extent permitted by law and providing for the advancement of expenses incurred in connection with an action upon the receipt of an agreement to repay such expenses if it is determined that the individual in question is not entitled to indemnification. We have also entered into indemnity agreements under which we have agreed, among other things, to indemnify our directors for settlements in derivative actions.

Transfer Agent and Registrar

               The Transfer Agent and Registrar for our common shares is National City Bank. Its address is 1900 E. 9th Street, Cleveland, Ohio 44114, and its telephone number at that location is (216) 575-2492.

Listing

               Our common shares have been approved for quotation on the Nasdaq National Market under the trading symbol “PIII.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

               The following summary describes the material U.S. federal income and estate tax consequences of the ownership and disposition of our common shares by a non-U.S. holder who acquires and owns our shares as a capital asset within the meaning of section 1221 of the Internal Revenue Code. A non-U.S. holder is any person other than:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any state;

•	an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

               If an entity treated as a partnership for U.S. tax purposes holds our common shares, the tax treatment of each partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

               For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a non-U.S. holder. An individual may, subject to limited exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by being present in the United States on at least 31 days in the calendar year and at least 183 days during a three-year period ending in the current calendar year. All of the days in which an individual is present in the current year, one third of the days in which an individual is present in the preceding year, and one-sixth of the days in which an individual is present in the second preceding year are counted for purposes of this calculation. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens and, thus, are not non-U.S. holders for purposes of this discussion.

               This discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of common shares may be affected by determinations made at the partner level. This discussion also does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider non-U.S. holders subject to special tax treatment under the federal income tax laws, including U.S. expatriates, banks and insurance companies, dealers in securities and holders of securities held as part of a straddle, hedge or conversion transaction. In addition, persons that hold the common shares through hybrid entities may be subject to special rules and may not be entitled to the benefits of a U.S. income tax treaty. A hybrid entity is an entity treated as a partnership for U.S. tax purposes and as a corporation for foreign law purposes. The following discussion is based on provisions of the Internal Revenue Code and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis. Any change could affect the continuing validity of this discussion. The following summary is for general information. If you are a non-U.S. holder, we urge you to consult a tax advisor about the United States federal tax consequences of holding and disposing of our common shares, as well as any tax consequences that may arise under the laws of any U.S. state, local or other non-U.S. taxing jurisdiction.

               Dividends.    In general, if we have tax earnings and profits at the time of any dividends, the gross amount of any dividends paid to a non-U.S. holder will be subject to withholding of U.S. federal income tax at a 30% rate unless this rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with the holder’s conduct of a trade or business in the United States, or, if a tax treaty applies, attributable to a permanent establishment, or in the case of an individual, a fixed base, in the United States (“U.S. trade or business income”) are generally subject to U.S. federal income tax at regular rates and not subject to withholding if the non-U.S. holder files the appropriate U.S. Internal Revenue form with the payor. Any U.S. trade or business income received by a non-U.S. corporation also may be subject to an additional “branch profits tax” at a 30% rate, or any lower rate that may be applicable under an income tax treaty.

               Under current law, dividends paid to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above. The same presumption applies under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under final U.S. Treasury regulations, effective January 1, 2001, however, a non-U.S. holder of common shares who wishes to claim the benefit of an applicable treaty rate would have to satisfy certification and other requirements, including filing a Form W-8 BEN that contains the holder’s name and address.

               A non-U.S. holder of common shares that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

               Disposition Of Common Shares.    Except as described below, a non-U.S. holder generally will not be subject to U.S. federal income tax for gain recognized on a disposition of common shares, if:

•	the gain is not U.S. trade or business income;

•	the non-U.S. holder is an individual who is not present in the United States for 183 or more days in the taxable year of the disposition and who meets other statutory requirements;

•	the non-U.S. holder is not subject to tax under provisions of U.S. tax law applicable to United States expatriates; and

•	We have not been and do not become a “United States real property holding corporation” for U.S. federal income tax purposes .

               We believe that we have not been and are not likely to become, a United States real property holding corporation. However, we cannot assure you that we will not be a United States real property corporation when a non-U.S. holder sells its common shares.

               Federal Estate Taxes.    In general, an individual who is a non-U.S. holder for U.S. estate tax purposes will be liable for U.S. federal estate tax if the fair market value of property included in the individual’s taxable estate for U.S. federal estate tax purposes exceeds the statutory threshold amount. For these purposes, common shares owned or treated as owned, by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal tax purposes unless an applicable estate tax treaty provides otherwise.

               U.S. Information Reporting Requirements And Backup Withholding Tax.     We have to report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld from, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. Under current regulations, the United States backup withholding tax, which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to comply with the information reporting requirements, will generally not apply to dividends paid on the common shares to a non-U.S. holder at an address outside the United States. Under final Treasury regulations, effective January 1, 2001, a non-U.S. holder generally would not be subject to backup withholding at a 31% rate if the beneficial owner certifies to that owner’s foreign status on a valid Form W-8 BEN.

                Non-U.S. holders will not be subject to information reporting or backup withholding on the payment of proceeds from the disposition of common shares effected by a foreign office of a foreign broker. If the broker is a U.S. person or a U.S. related person, information reporting, but not backup withholding, would apply unless the broker received a signed statement from the owner, certifying its foreign status or otherwise establishing an exemption, or the broker had documentary evidence in its files as to the non-U.S. holder’s foreign status and the broker had no actual knowledge to the contrary. For this purpose, a “U.S. related person” is:

•	a controlled foreign corporation for U.S. federal income tax purposes;

•
a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for the part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business;

•	a foreign partnership that is either engaged in a U.S. trade or business or in which U.S. persons hold more than 50% of the income or capital interest; or

•	certain U.S. branches of foreign banks or insurance companies.

               Non-U.S. holders will be subject to information reporting and backup withholding at a rate of 31% on payment of proceeds from the disposition of common shares effected by, to or through the United States office of a broker, unless the non-U.S. holder certifies as to its foreign status or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax, and any amounts withheld in excess of the non-U.S. holder’s federal income tax liability will be refunded, if the required information is furnished to the Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

               Prior to this offering, our common shares have not been traded on a public market. We cannot predict the effect, if any, that sales of common shares or the availability of common shares for sale will have on the market price of our common shares. The market price of our common shares could drop due to a sale of a large number of our common shares or the perception that sales could occur. These factors could also make it more difficult to raise funds through future offerings of our common shares.

               After this offering, 19,837,850 common shares will be outstanding. Of these shares, the 5,000,000 shares sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act. The remaining 14,837,850 common shares are “restricted securities” within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, including the exemption provided by Rule 144 under the Securities Act.

               Our existing executive officers, directors and holders of our common shares, who will own a total of 13,221,200 common shares after the offering, plus 1,050,200 shares issuable upon the exercise of outstanding options, have been asked to sign lock-up agreements obligating them not to offer or sell any common shares for 180 days after the date of this prospectus. See “Underwriting.” Following the lock-up period, these shares will not be eligible for sale in the public market without registration unless the sale meets the conditions of Rule 144 or Rule 701 under the Securities Act.

               Beginning 180 days after the date of this prospectus, approximately 10,891,850 shares and 3,946,000 shares will be eligible for sale in the public market subject to Rule 144 and Rule 701. An additional 231,150 shares issuable upon the exercise of outstanding vested options, which are not subject to lock-up agreements, will be eligible for sale in the public market 90 days after we become subject to the reporting requirements of the Exchange Act in reliance on Rule 701 under the Securities Act.

               In general, under Rule 144 as currently in effect, any person or persons whose shares are aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding common shares, which is expected to be approximately 198,379 shares upon the completion of this offering, or

•
the average weekly trading volume in our common shares during the four calendar weeks immediately preceding the date on which the notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

               Rule 144 sales are also subject to notice and manner of sale requirements and the availability of current public information about us during the 90 days prior to a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years may sell shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

               In general, Rule 701 permits resales under Rule 144 of shares issued pursuant to compensatory benefit plans and contracts beginning 90 days after we become subject to the reporting requirements of the Exchange Act. Before the lock-up agreements expire, we intend to register on a registration statement on Form S-8:

•	a total of up to 416,400 common shares reserved for future issuance pursuant to the 1997 non-qualified stock option plan; and

•	a total of 2,500,000 common shares reserved for future issuance pursuant to the 2000 Performance Plan.

               The Form S-8 will permit the resale in the public market of shares so registered by non-affiliates without restriction under the Securities Act.

               We have agreed not to sell or otherwise dispose of any common shares during the 180 day period following the date of this prospectus, except we may issue, and grant options to purchase, common shares under the 1997 non-qualified stock option plan and 2000 Performance Plan.

UNDERWRITING

               We have entered into an underwriting agreement with the underwriters named below. FleetBoston Robertson Stephens Inc., CIBC World Markets Corp. and Needham & Company, Inc. are acting as representatives of the underwriters.

               The underwriting agreement provides for the purchase of a specific number of common shares by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of common shares set forth opposite its name below:

Underwriter	Number of Shares
FleetBoston Robertson Stephens Inc.	2,024,750
CIBC World Markets Corp.	1,615,250
Needham & Company, Inc.	910,000
E*OFFERING Corp.	75,000
Edward D. Jones & Co., L.P.	75,000
Fidelity Capital Markets, a division of National Financial Services Corporation	75,000
McDonald Investments Inc., a KeyCorp Company	75,000
Quick & Reilly, Inc.	75,000
SG Cowen Securities Corporation	75,000

Total	5,000,000

               The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitment of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

               The shares should be ready for delivery to investors on or about August 23, 2000 against payment in immediately available funds. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $0.63 per share. The underwriters may also allow, and the dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the representatives may generally change the offering price and other selling terms, but no change in price will change the amount of proceeds we will receive, as indicated on the cover page of this prospectus.

               We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 750,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $86,250,000, the total proceeds to us will be $80,212,500. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

                The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
PECO II	$1.05	$5,250,000	$6,037,500

               We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $1,200,000.

               We have agreed to indemnify the underwriters against civil and other liabilities relating to this offering as specified in the underwriting agreement, including liabilities under the Securities Act of 1933.

               We, our officers and directors and other shareholders have been requested to execute a 180-day “lock up” with respect to 14,271,400 common shares that they beneficially own, including securities that are convertible into common shares and securities that are exchangeable or exercisable for common shares. This means that, for a period of 180 days following the date of this prospectus, we and persons subject to the “lock up” may not offer, sell, pledge or otherwise dispose of these PECO II securities without the prior written consent of FleetBoston Robertson Stephens Inc.

               The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

               The underwriters have reserved for sale up to 250,000 shares for our employees, directors and other persons associated with us. These reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by our employees, directors and other persons associated with us.

               There is no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering and other relevant factors.

               Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the prize of the shares. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares.

               In connection with the offering, the underwriters may make short sales of our shares and may purchase our shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

               “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of the shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option.

               Although FleetBoston Robertson Stephens Inc. does not engage in naked short sales, other underwriters may determine to do so. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

               Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the company’s shares or preventing or retarding a decline in the market price of the company’s shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

               The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters’ short position or to stabilize the price of shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

               Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might discourage resales of the shares and cause the price of the shares to be higher than the price that might otherwise prevail in the open market.

               Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on this Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

               The validity of the common shares offered by this prospectus will be passed upon for PECO II, Inc. by Calfee, Halter & Griswold LLP, Cleveland, Ohio. Various legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, Denver, Colorado.

EXPERTS

               The consolidated financial statements of PECO II, Inc. and subsidiaries as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

               We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments to the registration statement, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus does not contain all of the information included in our registration statement. You will find additional information about us and our common shares in the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to constitute a summary of the material provisions of these documents, and in each instance we refer you to the copy of that contract, agreement or document to the extent filed as an exhibit to the registration statement.

               You may read and copy all or any portion of the registration statement or any other information we file at the Securities and Exchange Commission’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the Securities and Exchange Commission, including the registration statement, are also available to you on the Securities and Exchange Commission’s Web site (http://www.sec.gov). As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish our shareholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

PECO II, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of PECO II, Inc.:

               We have audited the accompanying consolidated balance sheets of PECO II, Inc. (an Ohio corporation) as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PECO II, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

               As explained in Note 9 and Note 15 to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for additional stock compensation expense related to all unexercised stock options.

ARTHUR ANDERSEN LLP

Cleveland, Ohio,
March 2, 2000 (except with respect to the matters
discussed in Notes 4, 8, 9, 10, 14 and 15
as to which the date is August 16, 2000).

PECO II, INC.
Consolidated Balance Sheets

	June 30, 2000	December 31,
		1999	1998
	(Unaudited)
	(In thousands)
ASSETS
Current Assets:
Cash	$ 1,664	$ 299	$ 359
Accounts receivable	27,001	23,302	9,899
Inventories	24,166	18,494	9,988
Prepaid expenses and other current assets	1,382	699	177
Prepaid and deferred income taxes	2,151	1,601	968

Total current assets	56,364	44,395	21,391

Property and Equipment, at cost:
Land and land improvements	453	417	255
Buildings and building improvements	10,835	9,918	3,158
Machinery and equipment	7,438	6,600	3,776
Furniture and fixtures	5,109	4,582	3,145

	23,835	21,517	10,334
Less—Accumulated depreciation	(4,291)	(3,520)	(2,471)

	19,544	17,997	7,863
Other Assets:
Restricted Industrial Revenue Bond funds	108	183	—
Goodwill	2,009	2,054	2,171
Deferred income tax	4,734	4,169	663

Total Assets:	$82,759	$68,798	$32,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current portion of long-term debt	$ 1,363	$ 1,446	$ 264
Capital leases payable	608	652	395
Accounts payable	14,386	10,833	4,608
Accrued compensation expense	7,451	4,073	4,551
Other accrued expenses	4,399	2,716	1,086
Accrued income taxes	1,788	346	—

Total current liabilities	29,995	20,066	10,904

Long-Term Liabilities:
Borrowings under lines of credit	5,358	8,370	1,849
Long-term debt, net of current portion	10,212	10,834	3,032
Capital leases payable	1,693	1,990	772

Total long-term liabilities	17,263	21,194	5,653

Shareholders’ Equity:
Common shares, no par value; authorized 50,000,000 shares; 14,837,850, 14,354,700 and 14,207,900 shares issued and outstanding at June 30, 2000, December 31, 1999 and 1998, respectively	1,882	1,822	1,802
Additional paid-in capital	18,293	15,384	2,845
Retained earnings	15,326	10,332	10,884

Total shareholders’ equity	35,501	27,538	15,531

Total Liabilities and Shareholders’ Equity:	$82,759	$68,798	$32,088

The accompanying notes to consolidated financial statements
are an integral part of these consolidated balance sheets.

PECO II, INC.
Consolidated Statements of Income

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2000	1999	1999	1998	1997
	(Unaudited)
	(In thousands, except for per share data)
Net sales	$74,235	$36,764	$92,049	$57,801	$48,340
Cost of goods sold	51,449	26,515	65,671	39,226	32,813

Gross margin	22,786	10,249	26,378	18,575	15,527
Operating expenses:
Research, development and engineering	4,973	5,672	9,919	5,416	4,499
Selling, general and administrative	8,663	7,721	16,557	6,768	5,230

	13,636	13,393	26,476	12,184	9,729

Income (loss) from operations	9,150	(3,144)	(98)	6,391	5,798
Interest expense	825	257	818	276	276

Income (loss) before income taxes	8,325	(3,401)	(916)	6,115	5,522
Provision (benefit) for income taxes	3,331	(1,349)	(364)	2,354	2,083

Net income (loss)	$ 4,994	$(2,052)	$ (552)	$ 3,761	$ 3,439

Basic earnings (loss) per share	$ 0.34	$ (0.15)	$ (0.04)	$ 0.28	$ 0.27

Diluted earnings (loss) per share	$ 0.32	$ (0.15)	$ (0.04)	$ 0.25	$ 0.27

The accompanying notes to consolidated financial statements
are an integral part of these consolidated statements.

PECO II, INC.
Consolidated Statements of Shareholders’ Equity

	Common Shares		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Stated Value
	(In thousands, except share data)
Balance, December 31, 1996	12,718,900	$1,613	$ 334	$ 3,750	$ 5,697
Stock options exercised	369,850	47	357	—	404
Stock granted	108,000	14	88	—	102
Stock purchases	(30,500)	(4)	(27)	—	(31)
Net income	—	—	—	3,439	3,439

Balance, December 31, 1997	13,166,250	1,670	752	7,189	9,611
Stock options exercised	452,850	57	870	—	927
Stock granted	755,650	96	1,549	—	1,645
Stock purchases	(166,850)	(21)	(326)	—	(347)
Net income	—	—	—	3,761	3,761
Dividends—$0.005 per share	—	—	—	(66)	(66)

Balance, December 31, 1998	14,207,900	1,802	2,845	10,884	15,531
Stock options exercised	709,150	90	2,033	—	2,123
Stock granted	292,450	38	853	—	891
Stock purchases	(854,800)	(108)	(2,291)	—	(2,399)
Stock compensation expense, net	—	—	11,944	—	11,944
Net income (loss)	—	—	—	(552)	(552)

Balance, December 31, 1999	14,354,700	1,822	15,384	10,332	27,538
Stock options exercised (unaudited)	483,150	60	1,460	—	1,520
Stock compensation expense, net (unaudited)	—	—	1,449	—	1,449
Net income (unaudited)	—	—	—	4,994	4,994

Balance, June 30, 2000 (unaudited)	14,837,850	$1,882	$18,293	$15,326	$35,501

The accompanying notes to consolidated financial statements
are an integral part of these consolidated statements.

PECO II, INC.
Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2000	1999	1999	1998	1997
	(Unaudited)
	(In thousands)
Cash Flows from Operating Activities:
Net income (loss)	$ 4,994	$(2,052)	$ (552)	$ 3,761	$ 3,439
Adjustments to reconcile net income to net cash (used for) provided by operating activities—
Depreciation and amortization	870	571	1,260	751	382
Loss on disposals of property and equipment	—	—	93	35	—
Deferred income taxes	(1,115)	(3,395)	(4,379)	80	(1,393)
Stock compensation expense	1,449	8,561	11,944	—	—
Working capital changes, excluding the effect of business acquisitions—
Accounts receivable	(3,699)	(6,102)	(13,403)	(138)	(3,431)
Inventories	(5,672)	(3,052)	(8,506)	(2,664)	(1,783)
Prepaid expenses and other current assets	(683)	183	(282)	(43)	(59)
Accounts payable, other accrued expenses and accrued income taxes	6,679	3,996	8,201	(80)	1,536
Accrued compensation expense	3,378	354	(478)	(168)	3,366

Net cash (used for) provided by operating activities	6,201	(936)	(6,102)	1,534	2,057

Cash Flows from Investing Activities:
Capital expenditures	(2,386)	(3,490)	(9,365)	(2,651)	(1,062)
Proceeds from sale of property and equipment	14	—	25	39	—
Acquisition of businesses, net of cash acquired	—	—	—	(1,036)	—

Net cash used for investing activities	(2,372)	(3,490)	(9,340)	(3,648)	(1,062)

Cash Flows from Financing Activities:
Restricted cash on industrial revenue bond	75	—	(183)	—	—
Borrowings (repayments) under lines of credit	(3,012)	2,084	6,521	641	(977)
Borrowings of long-term debt	—	3,830	11,450	3,162	883
Repayments of long-term debt	(705)	(61)	(2,466)	(1,740)	(1,137)
Repayments under capital lease obligations	(342)	(301)	(555)	(282)	(247)
Proceeds from issuance of common shares	1,520	212	3,014	1,104	506
Retirement of common shares	—	(1,649)	(2,399)	(347)	(31)
Dividends paid	—	—	—	(66)	—

Net cash provided by (used for) financing activities	(2,464)	4,115	15,382	2,472	(1,003)

Net (Decrease) Increase in Cash	$ 1,365	$ (311)	$ (60)	$ 358	$ (8)

Cash at Beginning of Period	299	359	359	1	9

Cash at End of Period	$ 1,664	$ 48	$ 299	$ 359	$ 1

Supplemental Disclosure of Cash Flow Information:
Income taxes paid	$ 2,981	$ 1,650	$ 4,734	$ 2,929	$ 2,830
Interest paid	834	257	743	289	279
Supplemental Disclosure of Noncash Investing and Financing Activities:
Common shares issued in connection with acquisitions	$ —	$ —	$ —	$ 1,468	$ —
Capital lease obligation incurred for leases of new equipment	3	950	2,030	1,067	417

The accompanying notes to consolidated financial statements
are an integral part of these consolidated statements.

PECO II, INC.
Notes to Consolidated Financial Statements
(Amounts and disclosures as of June 30, 2000 and 1999 and for the periods then ended are unaudited.)

(In thousands, except for share and per share data)

1.    Principles of Consolidation and Nature of Business:

Principles of Consolidation

               The accompanying consolidated financial statements include the accounts of PECO II, Inc. (the Company), and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

               The accompanying consolidated balance sheet as of June 30, 2000, and the consolidated statements of income, shareholders’ equity and cash flows for the six month periods ended June 30, 2000 and 1999 are unaudited. In the opinion of management, such consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been incorporated herein.

Nature of Business

               The Company designs, manufactures and markets communications equipment and offers systems integration products and related services for the communications industry and operates in one business segment. The products offered include power systems, power distribution equipment, system integration products and related support products and services.

2.    Summary of Significant Accounting Policies:

Accounts Receivable

               Accounts receivable are net of the allowance for doubtful accounts of $431, $352 and $153 at June 30, 2000, December 31, 1999 and 1998, respectively.

Inventories

               Inventories are stated at the lower of cost or market with the cost determined by the first-in, first-out (FIFO) method. Inventory costs consist of purchased product, internal and external manufacturing costs, and freight. The Company sells its products as component replacement parts or on a to-order basis and ships to the customer upon completion.

Property and Equipment

               Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment under capital leases are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease. Expenditures for improvements that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

               Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used for computing depreciation for financial statement purposes are:

Years
Land improvements	15
Buildings and building improvements	20 to 40
Machinery and equipment	5 to 10
Furniture and fixtures	4 to 7

                Equipment held under capital leases is amortized using the straight-line method over the shorter of the lease terms or the estimated useful lives of the assets. Amortization is included in depreciation expense. The provision for depreciation for the years ended December 31, 1999, 1998 and 1997 is $1,143, $731 and $371, and for the six months ended June 30, 2000 and 1999, $825 and $499, respectively.

Goodwill

               Goodwill is being amortized over twenty years on a straight-line basis. Costs capitalized are shown net of accumulated amortization of $174 and $57 at December 31, 1999 and 1998, respectively, and $219 as of June 30, 2000.

Other Accrued Expenses

               Accrued liabilities at June 30, 2000 and December 31, 1999 and 1998 consists of the following:

	June 30, 2000	December 31,
		1999	1998
Accrued warranty costs	$1,276	$1,125	$ 181
Accrued engineering and installation costs	1,007	738	44
Other	2,116	853	861

Total	$4,399	$2,716	$1,086

Revenue Recognition

               Revenues are recognized when customer orders are completed and shipped. Revenues on engineering and installation contracts and the costs for services performed are recorded as the work progresses on a percentage of completion basis. Accruals for the cost of product warranties are maintained for anticipated future claims.

Research and Product Development Costs

               Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. In 1999, 1998 and 1997, the Company expended $4,481, $3,744 and $3,035, and for the six months ended June 30, 2000 and 1999, $3,147 and $2,337, respectively, on product development. The Company’s management believes it is necessary to continue its rate of product development to maintain its position in the marketplace.

Financial Instruments

               Financial instruments held by the Company include cash, trade accounts receivable, accounts payable, borrowings under lines of credit and long-term debt. The Company does not hold or issue financial instruments for trading purposes. All financial instruments are considered to have a fair value which approximates carrying value at June 30, 2000 and December 31, 1999 and 1998. Financial instruments that potentially subject the Company to concentration of credit risk consist of trade accounts receivable. Trade accounts receivable due from three customers at June 30, 2000, December 31, 1999 and 1998 was $12,210, $11,582 and $3,909, respectively, which accounted for 44.7%, 49.7% and 39.5% of total accounts receivable due at these dates.

Acquisitions

               In October 1998, the Company acquired all of the stock of EDA Industries, Inc. in exchange for consideration of $2,625, comprised of $1,157 cash and $1,468 stock. This transaction was accounted for as a purchase and the results of operations are included in the accompanying consolidated financial statements from the date of acquisition. All assets and liabilities of EDA have been recorded at fair value on the Company’s books as of the date of acquisition. The allocation of the purchase price resulted in approximately $2,178 of goodwill, which is being amortized over 20 years on a straight-line basis. Pro forma information is not presented for this acquisition as it is not significant.

Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

               Certain amounts in the prior period’s consolidated financial statements have been reclassified to conform to the current period’s presentation.

Impact of New Accounting Standards

               The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income,” which requires reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company has no reportable comprehensive income. In addition, SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” has been issued and is effective for year end 1998. Sales to customers are primarily in the United States. The Company operates as one reportable segment and no disclosures are required.

               In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires companies to recognize all derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In June 1999, the FASB delayed the effective date of this Statement for one year to fiscal years beginning after June 15, 2000. The FASB cited the reason for this delay was to address concerns about a company’s ability to modify its information systems and educate its managers in time to apply this Statement. The Company will adopt this Statement on January 1, 2001 and anticipates that the adoption will not have a material effect on its financial statements.

3.    Inventories:

               Inventories are summarized as follows:

	June 30, 2000	December 31,
		1999	1998
Raw materials	$21,920	$17,265	$9,528
Work-in-process	854	826	177
Finished goods	1,392	403	283

	$24,166	$18,494	$9,988

4.    Lines of Credit:

               The Company had a $10,000 and a $4,000 line of credit (LOC) with a bank, as of December 31, 1999 and 1998, respectively. Interest was charged on the LOC at the LIBOR rate plus 2.0% for 1999 and 1998 (7.82% and 7.25% at December 31, 1999 and 1998, respectively). The Company had borrowings of $8,370 and $1,849 under the agreement as of December 31, 1999 and 1998, respectively. On April 28, 2000, the Company amended its LOC. The new LOC has a $20,000 borrowing limit. The LOC expires on April 30, 2002. Interest is payable monthly at the Company’s option at either (i) the prime rate minus 0.50% or (ii) LIBOR plus 2.00%. The weighted average interest rate on short-term borrowings outstanding at December 31, 1999 and 1998 were 7.17% and 7.79%, respectively. Borrowings were collateralized by accounts receivable, inventory, equipment, corporate real estate and other corporate assets.

5.    Long-Term Debt:

               A summary of the Company’s long-term debt outstanding is as follows:

	December 31,
	1999	1998
Note payable to a bank for $2,500 due and payable on June 1, 2000, including interest at LIBOR plus 2.0% (7.82% and 7.25% at December 31, 1999 and 1998, respectively). The note is secured by inventory, equipment, fixtures, accounts receivable, and any contract rights	$ —	$2,202
Note payable to a bank for $1,215, payable in 60 monthly payments of $20 plus interest at LIBOR plus 2.0% (7.82% and 7.25% at December 31, 1999 and 1998, respectively), with the last payment due June 30, 2003. The note is secured by inventory, equipment, fixtures, accounts receivable, and any contract rights	830	1,073
Note payable to a bank for $5,000 payable in 60 monthly payments of $83 plus interest at LIBOR plus 2.0% (7.82% at December 31, 1999), with the last payment due October 15, 2004. The note is secured by inventory, equipment, fixtures, accounts receivable, and any contract rights	4,917	—
Note payable to a bank for $5,000 due and payable on April 30, 2001, including interest at LIBOR plus 2.0% (7.82% at December 31, 1999). The note is secured by inventory, equipment, fixtures, accounts receivable, real-estate, and contract rights	3,033	—
Industrial revenue bonds for $3,500 from the state of New Hampshire, due September 1, 2019 payable in monthly installments into a trust, including interest at 5.76%	3,500	—
Other notes payable	—	21

	12,280	3,296
Less—Current portion	1,446	264

	$10,834	$3,032

               The scheduled maturities of long-term debt are as follows:

2000	$ 1,446
2001	4,396
2002	1,368
2003	1,232
2004	973
Thereafter	2,865

$12,280

               The borrowing agreements with the Company’s banks contain covenants and restrictions. These covenants require, among other things, maintenance of certain minimum levels of net worth and certain specified ratios of working capital. Restrictions may also include limits on additional borrowing, dividends paid and purchase of Company stock. At June 30, 2000 and December 31, 1999, the Company was in compliance with or obtained waivers for the covenants of the borrowing agreements.

6.    Capital Leases:

               The Company leases computers, machinery and office equipment under capital lease agreements that expire through the year 2007. During 1999 and 1998, the Company entered into capital leases of approximately $2,030 and $1,067, respectively, for the lease of new equipment. The amount of the capital leases included in property and equipment at December 31, 1999 and 1998 is summarized as follows:

	December 31,
	1999	1998
Furniture and equipment	$3,573	$1,543
Less—Accumulated depreciation	(516)	(155)

	$3,057	$1,388

               Future minimum payments under the capital leases are as follows:

2000	$ 830
2001	683
2002	494
2003	409
2004	209
Thereafter	630

Total minimum lease payments	3,255
Less—Amounts representing interest	(613)

Present value of future minimum lease payments	2,642
Less—Current maturities	(652)

Long-term capital leases	$1,990

7.    Contingencies:

               The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business. Any costs that the company estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Management believes the amount of additional costs in excess of accruals should not materially affect the financial position or results of operations of the Company.

               The Company has adopted a self-funded employee benefit plan for employee health care coverage. The Company obtains stop-loss coverage from an insurance carrier to limit their liability.

8.    Earnings Per Share:

               For purposes of calculating the basic and diluted earnings per share, no adjustments have been made to the reported amounts of net income. The share amounts used are as follows:

	June 30,		December 31,
	2000	1999	1999	1998	1997
Basic Common Shares (weighted average)	14,741,660	13,865,136	13,900,300	13,521,100	12,889,500
Dilutive Stock Options	883,127	383,941	—	1,244,100	—

Diluted Common Shares	15,624,787	14,249,077	13,900,300	14,765,200	12,889,500

9.    Nonqualified Stock Option Plan:

               The Company has two nonqualified stock option plans (the “Plans”) for the employees of the Company, which each reserves 2,500,000 shares (5,000,000 shares in total) of the Company’s stock for issuance under the Plans. The Plans provide for awarding stock options to employees and contain provisions whereby shareholder employees may be granted stock options for common stock in lieu of a portion of their compensation subject to the discretion of the Compensation Committee of the Board of Directors. The options have been granted at the fair market value of the Company’s common stock at the date of grant and generally vest over 3 years from the grant date and must be exercised within five years from the grant date.

               The Company allows the employees to receive the net proceeds from the exercise of the options in cash in lieu of stock. Accordingly, the Plans are considered compensatory and compensation expense related to the increase in value of the options was recorded as follows:

	June 30,		December 31,
	2000	1999	1999	1998	1997
Cost of Goods Sold	$149	$270	$ 541	$ 543	$1,407
Research, Development and Engineering	89	170	338	324	838
Selling, General and Administrative	246	236	473	289	749

	$484	$676	$1,352	$1,156	$2,994

               At June 30, 2000, December 31, 1999, 1998 and 1997, the Company has accrued $1,939, $2,595, $3,100 and $3,702, respectively, related to the repurchase option of these Plans which are included in accrued compensation expense. The cash option will terminate concurrent with the Offering (See Note 14).

               The Company has recorded additional compensation expense with a corresponding increase to additional paid-in capital for all unexercised stock options and shares issued to a director and certain employees. The expense represents the options valued at the estimated offering price as compared to the value of the shares pursuant to the Company’s repurchase obligation. The Company has previously reflected $2,306 and $2,622 of compensation expense as of June 30, 2000 and December 31, 1999. Total compensation expense was recorded as follows:

	June 30,		December 31,
	2000	1999	1999
Cost of Goods Sold	$ 434	$3,416	$ 4,383
Research, Development and Engineering	248	2,157	2,665
Selling, General and Administrative	793	2,988	6,165

	$1,475	$8,561	$13,213

               Substantially all of the 772,900 options granted during the period January 1, 2000 through June 30, 2000 are exercisable at the initial public offering price. In addition, approximately 483,150 shares were exercised at a price of $0.94 per share.

                Information relating to the Company’s outstanding option plans is as follows:

	Total Options	Option Price	Weighted Average Option Price
Shares under option at December 31, 1996	3,086,500	$0.27-$0.70	$0.44
Granted	421,750	0.94	0.94
Forfeited/canceled	(246,150)	0.27-0.70	0.34
Exercised	(369,850)	0.27-0.70	0.44

Shares under option at December 31, 1997	2,892,250	0.27-0.94	0.52
Granted	451,250	2.00-2.60	2.22
Forfeited/canceled	(801,250)	0.27-0.94	0.42
Exercised	(452,850)	0.27-0.94	0.39

Shares under option at December 31, 1998	2,089,400	0.30-2.60	0.95
Granted	438,800	2.60-3.10	2.80
Forfeited/canceled	(228,750)	0.30-2.20	0.72
Exercised	(709,150)	0.30-2.20	0.52

Shares under option at December 31, 1999	1,590,300	0.60-3.10	1.69

Options exercisable at December 31, 1999	779,150	0.60-2.60	1.01

               For SFAS No. 123, “Accounting for Stock-Based Compensation” purposes, the fair value of each option granted under the Company’s Plans are estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted in fiscal years 1997, 1998 and 1999, respectively: dividend yield of 0%, expected volatility of 67.25%, 66.27% and 70.61%, risk-free interest rates of 6.18%, 5.16% and 5.74%, and an expected life of 4 years. The weighted average fair value on the date of grant for options granted during fiscal years 1997, 1998 and 1999 were $1.47, $3.43 and $4.40, respectively.

               If the Company had elected to recognize the compensation cost of its Plans based on the fair value of all awards under the plans in accordance with SFAS No. 123, fiscal years 1997, 1998 and 1999 pro forma net income and pro forma net income per common share would have been as follows:

	1999	1998	1997
NET INCOME (LOSS):
As reported	$ (552)	3,761	$3,439
Pro forma	(804)	3,658	3,416
NET INCOME (LOSS) PER COMMON SHARE
Basic—
As reported	$(0.04)	$ 0.28	$ 0.27
Pro forma	(0.06)	0.27	0.27
Diluted—
As reported	$(0.04)	$ 0.25	$ 0.27
Pro forma	(0.06)	0.25	0.27

10.    Shareholders’ Agreement:

               The Company has the right of first refusal to purchase any or all of the common stock owned by a shareholder due to death, disability or desire to sell, pursuant to the Shareholders’ Agreement. The Shareholders’ Agreement will be terminated concurrent with the Offering.

11.    Retirement Plans:

               The Company has a 401(k)/Profit Sharing Plan. Under the Plan, eligible employees, as defined, may contribute up to 15% of their compensation subject to certain limitations. In addition, the Company may make contributions to the Plan at the discretion of the Compensation Committee of the Board of Directors. No contributions were made by the Company in 1999, 1998 and 1997.

               The Company has no other postretirement or postemployment benefit plans.

12.    Income Taxes:

               The components of the provision (benefit) for income taxes for the year ended December 31 are as follows:

	1999	1998	1997
PROVISION FOR INCOME TAXES:
Current tax expense—
Federal	$ 3,415	$1,721	$ 2,928
State	600	304	517

Total current	4,015	2,025	3,445

Deferred tax expense—
Federal	(3,719)	280	(1,158)
State	(660)	49	(204)

Total deferred	(4,379)	329	(1,362)

Total provision (benefit) for income taxes	$ (364)	$2,354	$ 2,083

               A reconciliation of the federal statutory and effective income tax for the year ended December 31 follows:

	1999	1998	1997
Income (loss) before income taxes	$(916)	$6,115	$5,522

Statutory taxes	(311)	2,079	1,877
State taxes (net of federal benefit)	(53)	275	206

Provision (benefit) for income taxes	$(364)	$2,354	$2,083

Effective income tax rate	39.7%	38.5%	37.7%

               A detailed summary of the total deferred tax assets and liabilities in the Company’s Consolidated Balance Sheets at December 31 resulting from differences in the book and tax basis of assets and liabilities follows:

	1999	1998
Deferred tax assets—
Accrued expenses	$ 703	$ 428
Accrued compensation	5,031	1,234
Warranty accrual	452	72
Allowance for doubtful accounts	142	61
Other	352	113

Total deferred tax assets	6,680	1,908

Deferred tax liabilities—
Depreciation	870	511
Other	40	6

Total deferred tax liabilities	910	517

Net deferred tax asset	$5,770	$1,391

                The Company periodically reviews the need for a valuation allowance against certain deferred tax assets and recognizes these assets to the extent that realization is more likely than not. Based on a review of earnings history and trends and forecasted earnings, a valuation allowance is not required for certain deferred tax assets.

13.    Significant Customers:

               Sales to the top four customers amounted to $13,429, $10,672, $9,688 and $7,876 and comprised approximately 18%, 14%, 13% and 11% respectively of total sales for the six months ended June 30, 2000. Sales to the top two customers amounted to $7,227 and $3,942 and comprised approximately 20% and 11% respectively of total sales for the six months ended June 30, 1999.

               Sales to the top three customers amounted to $18,813, $14,791 and $9,084 and comprised approximately 20%, 16% and 10% respectively of total sales for 1999.

               Sales to the top three customers amounted to $10,134, $9,162 and $6,862 and comprised approximately 17%, 16% and 12% respectively of total sales for 1998.

               Sales to the top two customers amounted to $11,950 and $7,558 and comprised approximately 25% and 15% respectively of total sales for 1997.

               There were no other customers individually comprising more than 10% of consolidated sales.

14.    Public Offering of Common Shares:

               The Company intends to file a Registration Statement related to the initial public offering of its common shares (the “Offering”). The net proceeds to the Company will be used to pay debt and for working capital and general corporate purposes. The Company has amended and restated its articles of incorporation to increase the number of common shares, without par value. The Board of Directors of the Company has authorized the issuance, immediately prior to the consummation of the offering, of a 50-for-1 forward stock split in the form of a stock dividend to all its issued and outstanding common shares and all option shares and prices. All applicable share and per share data have been adjusted accordingly.

15.    Restatement of Compensation Expense

               The Company previously recorded additional compensation expense on stock issued during the period May 1, 1999 through December 31, 1999 based on the estimated Initial Public Offering (IPO) price. The Company also recorded compensation expense on unexercised stock options granted during the period May 1, 1999 through December 31, 1999 at the estimated IPO price. The Company has adjusted the consolidated financial statements previously filed to reflect compensation expense on all unexercised stock options. The following table identifies the impact of the accounting restatement on the Company’s previously filed consolidated financial statements.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2000	1999	1999
Net income as previously reported	$4,496	$ 3,114	$ 5,826
Adjustment for effect of the restatement	498	(5,166)	(6,378)

Net income (loss) as restated	$4,994	$(2,052)	$ (552)

Per share amounts:

Basic earnings per share as previously reported	$ 0.30	$ 0.22	$ 0.42
Adjustment for effect of the restatement	0.04	(0.37)	(0.46)

Basic earnings (loss) per share as restated	$ 0.34	$ (0.15)	$ (0.04)

Diluted earnings per share as previously reported	$ 0.29	$ 0.21	$ 0.42
Adjustment for effect of the restatement	0.03	(0.36)	(0.46)

Diluted earnings (loss) per share as restated	$ 0.32	$ (0.15)	$ (0.04)

                [Inside back cover - Pictures of nine of our representative products with corresponding text for each as follows: “Rectifier”, “Power Plant”, “Distribution”, “Converter”, “Inverter”, “Ringing & Tone”, “Systems Integration,” “Engineer, Furnish & Installation” and “Monitoring Systems”.]

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